Confidential Treatment has been requested by Heritage Commerce Corp pursuant to 17 CFR 200.83.  This correspondence omits Confidential Information included in the unredacted version of this correspondence that was delivered to the Division of Corporation Finance of the Securities and Exchange Commission.  Omissions of Confidential information are denoted by Asterisks.

August 9, 2005

Ms. Chris Harley

Staff Accountant, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20002

Re:          Heritage Commerce Corp

Item 4.01 Form 8-K

Filed June 2, 2005

File No. 000-23877

Dear Ms. Harley:

We have received your letter dated July 25, 2005 regarding our Form 8-K filed on June 2, 2005.  Enclosed in our package are formal responses to your inquiries.  In the main memo, we listed each of the SEC’s questions or comments, and then replied with a detailed answer.  Our responses would reference, if applicable, an exhibit which provides additional information, schedules, reports and other documentation.  For your convenience, there is also a detailed index listing all information provided.

As requested, we acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed previously, we are providing this information to you by August 10, 2005.  Thank you for extending the five business day time frame.

If you have any questions, please call me at (408) 494-4562.

Sincerely,

Lawrence D. McGovern, Executive Vice President and Chief Financial Officer

on behalf of Heritage Commerce Corp

Heritage Commerce Corp

Heritage Bank of Commerce

Response to SEC Letter dated July 25, 2005

Description

Memo Detailing Responses to SEC’s Comments and Questions

SEC Letter Dated July 25, 2005

HTBK’s Form 8-K Filing June 2, 2005

EXHIBIT A – Sections of December 31, 2004 Form 10-K

Item 9A – Controls and Procedures

Consolidated Balance Sheets

Consolidated Income Statements

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Restatement of the pro forma amount for stock - based compensation

Note (2) Restatement

EXHIBIT B – March 31, 2004 Form 10-Q & Form 8-K – Filed on May 9, 2005

Consolidated Balance Sheets

Consolidated Income Statements

Consolidated Statement of Cash Flows

Note (2) Restatement

Restatement of the pro forma amount for stock - based compensation disclosure

ITEM 4. Controls and Procedures

Form 8-K – March 31, 2005 Financial Results – Filed on May 9, 2005

EXHIBIT C – Management’s Corrective Action Plan for Material Weakness Found in Review of Internal Controls Memo

Description

EXHIBIT D – Form 8-K, – Filed March 15, 2005

ITEM 4.02 (a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

ITEM 9.01 (a) Financial Statements and Exhibits

Exhibit 99.1 Financial Results Press Release March 15, 2005

EXHIBIT E – 4th Quarter 2004 Adjustment Entries

EXHIBIT F – Schedule of Written Communications between Management and Deloitte & Touche, LLP (“D&T”)

D&T’s March 30, 2005 Report of December 31, 2004 Audit of Financial Statements

D&T’s March 30, 2005 Report from Audit of Management’s Assessment of Internal Control over Financial Reporting

D&T’s March 30, 2005 Letter involving Company’s Internal Control over Financial Reporting detailing Material Weaknesses or Significant Deficiencies

D&T’s March 30, 2005 Report of Company’s Internal Control over Financial Reporting

SEC Letter Dated July 25, 2005, pages 11-14

Item 4.01 Changes in Registrant’s Certifying Accountant, beginning on page 11

1.             Revise the second paragraph of the disclosure to refer to the consolidated financial statements for the years ended December 31, 2004 and 2003.

We will revise the second paragraph of the disclosure to refer to the consolidated financial statements for the years ended December 31, 2004 and 2003.  (See page 17 for original filing).

2.             Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding the reportable event that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.  In detail, supplementally describe the nature of each reportable event and the amount involved, if any.  Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not.  Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

We believe the Form 8-K has appropriately included information required by Item 304(a)(1)(v) of Regulation S-K.  During the Registrant’s two most recent fiscal years and the subsequent interim period through the date of Deloitte’s dismissal, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except as follows:  Deloitte’s report on the Registrant’s internal control over financial reporting dated March 30, 2005 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 because of a material weakness.  The following material weakness had been identified and included in management’s assessment:

The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions.  As a result, the controls did not prevent or detect the following matters on a timely basis:

1.     Supplemental Executive Retirement Plan

Event - The pension accounting was not appropriately applied to the Company’s retirement plan in 2004.

Dollar Amount - The pension accounting was not appropriately applied to the Company’s retirement plan in 2004 as the Company did not identify a $1.9 million additional minimum pension liability.  At December 31, 2004, the Company recorded the $1.9 million in additional minimum pension liability which increased other liabilities by $1.9 million, increased deferred tax asset by $.8 million, and decreased other comprehensive income by $1.1 million.  This adjustment had no effect on net income.

Restatement - Prior period restatement was not necessary since the error occurred in 2004.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

2.     Direct Financing Lease

Event - In December 2003, due to an amendment in an agreement, the Company reclassified an asset from other assets (equipment subject to an operating lease) to loans (direct financing lease).  The Company subsequently determined that the minimum rents were not sufficient to qualify the lease as a finance lease.

Dollar Amount - The Company restated its 2003 balance sheet through a reclassification of approximately $3.9 million from loans to other assets.  This adjustment had no effect on net income.

Restatement - Because the timing differences related to the accounting for loans compared to the accounting for assets subject to operating lease, earnings in the first, second, & third quarters of 2004 will differ from what had previously been reported in the interim financial statements.  The Company restated its 2003 balance sheet (See Exhibit “A” – 2004 Form 10-K, balance sheet is page 28) and described details in the Note 2 Restatement, (See Exhibit “A” Form 10-K, note is on page 38).  Also, corrected and then referenced is the March 31, 2005 Form 10-Q 2005 where we restated the March 31, 2004 quarter, (See Exhibit “B” – 1Q05 Form 10-Q, page 43 for the balance sheet and pages 49-50 for the note explanation & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  The effect of the misclassification of the assets on the 2003 statements of income and cash flow was insignificant and those statements were not restated for this error.  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

3.     Low Income Housing Credits

Event - The application of accounting policies for investments in affordable housing projects did not recognize unconditional, delayed contributions in 2003 & 2004.

Dollar Amount - The Company recorded a $4.3 million adjustment to increase other assets & other liabilities as of December 31, 2004.  This adjustment had no effect on net income.

Restatement - The Company restated its 2003 balance sheet (See Exhibit “A” – 2004 Form 10-K, balance sheet is page 28) and described details in the Note 2 Restatement, (See Exhibit “A” Form 10-K, note is on pages 38-39).

Also, corrected and then referenced is the March 31, 2005 Form 10-Q 2005 where we restated the March 31, 2004 quarter, (See Exhibit “B” – 1Q05 Form 10-Q, page 43 for the balance sheet and pages 49-50 for the note explanation & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

4.     Straight Line Rent

Event - The application of accounting policies for facilities rental expense did not appropriately consider free-rent periods and scheduled rent increases in 2002, 2003, and 2004.

Dollar Amount - The Company recorded a $0.6 million in deferred lease liability which increased other liabilities $0.6 million and decreased retained earnings by the same amount as of December 31, 2004.

Restatement - The Company restated its balance sheet in relation to this error for 2003 and restated its income statement for 2002, and 2003 (See Exhibit “A”- 2004, pages 28-31 for related balance sheets and income statements, and pages 38-39 for detailed note (2) explanation), and its 2004 quarterly financial statements (See Exhibit “B” – 1Q05 Form 10-Q, for related balance sheets and income statements, pages 43-46, and for detailed note explanation, pages 49-50 & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  The after tax income statement effect for years ended December 31, 2003 and 2002 was to reduce income by $6,000 and $23,000, respectively.  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

5.     Income Taxes

Event - The application of income tax accounting policies did not appropriately classify deferred tax assets and liabilities on the balance sheet as of December 31, 2004.

Dollar Amount - $1.3 million in deferred tax liabilities which were reclassified from other liabilities to other assets as of December 31, 2004.  This adjustment had no effect on net income.

Restatement - The Company restated its balance sheet in relation to this error for the fiscal year ended December 31, 2003 (See Exhibit “A”- 2004 Form 10-K, pages 28-29), and its 2004 quarterly financial statements (See Exhibit “B” – 1Q05 Form 10-Q, pages 43-44 & Form 8-K – 1Q05 Press Release, references on pages 61 & 63).  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

6.     Stock-Based Compensation

Event - The application of disclosure policies for stock-based compensation recognized pro forma compensation expense over the expected life (7 years) of an option instead of the vesting period (4 years).

Dollar Amount - No income impact, disclosure only.  The effect was to decrease compensation expense for amortization of fair value of stock awards, net of taxes $160,000 in 2003 and to increase compensation expense for amortization of fair value of stock awards, net of taxes $41,000 in 2002.  Pro forma net income per common share increased $.02 per share basic and $.02 per share diluted in 2003.  Pro forma net income per common share decreased $.01 per share basic but remained the same per share diluted in 2002.

Restatement - The Company restated the 2002 & 2003 reported numbers (See Exhibit “A” – 2004 Form 10-K, pages 36-37) & its 2004 quarterly pro forma amounts (See Exhibit “B” – 1Q05 Form 10-Q, pages 50-51).  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

3.             Revise to disclose the nature of the accounting errors and misapplication of accounting principles.  If various in type, clearly disclose the nature of each type of error or misapplication.  Clarify the effect of the errors or misapplications on previously issued financial statements.  If no effect on the financial statements, explain why not in the amendment.  Refer to Regulation S-K Items 304(a)(1) (iv) and (v).

Information required has been previously disclosed.  See Exhibit “D” - Form 8-K - Heritage Commerce Corp Restates Financial Results, a press release dated March 15, 2005, pages 73-82.  See the response to question #2 above, which details and references each error or misapplication.  Also see Exhibit “A” – 2004 Form 10-K, pages 23-39.  As such, no additional disclosures in the revised Form 8-K are considered necessary.

4.             In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable.  Also, tell us:

•      In what period each material weakness and accounting error or misapplication of GAAP occurred,

•      The amount of each accounting error and misapplication of GAAP,

•      The reason(s) for each error or misapplication of accounting,

•      Whether or not you intend to restate any prior period for any adjustments.  If not, tell us why not, and

•      In detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

The nature of each material weakness & amounts involved is as follows:

1.     Supplemental Executive Retirement Plan

Period - The pension accounting was not appropriately applied to the Company’s retirement plan in 2004.

Amount - The pension accounting was not appropriately applied to the Company’s retirement plan in 2004 as the Company did not identify a $1.9 million additional minimum pension liability.  At December 31, 2004, the Company recorded the $1.9 million in additional minimum pension liability which increased other liabilities by $1.9 million, increased deferred tax asset by $.8 million, and decreased other comprehensive income by $1.1 million.  This adjustment had no effect on net income.

Reason - The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions (See Exhibit “A” – 2004 Form 10-K, pages 26-27).

Restatement - Prior period restatement was not necessary since the error occurred in 2004.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

2.     Direct Financing Lease

Period - In December 2003, due to an amendment in an agreement, the Company reclassified an asset from other assets (equipment subject to an operating lease) to loans (direct financing lease).  The Company subsequently determined that the minimum rents were not sufficient to qualify the lease as a finance lease.

Amount - The Company restated its 2003 balance sheet through a reclassification of approximately $3.9 million from loans to other assets.  This adjustment had no effect on net income.

Reason - The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions. (See Exhibit “A” – 2004 Form 10-K, pages 26-27).

Restatement - Because the timing differences related to the accounting for loans compared to the accounting for assets subject to operating lease, earnings in the first, second, & third quarters of 2004 will differ from what had previously been reported in the interim financial statements.  The Company restated its 2003 balance sheet (See Exhibit “A” – 2004 Form 10-K, balance sheet is page 28) and described details in the Note 2 Restatement, (See Exhibit “A” Form 10-K, note is on page 38).  Also, corrected and then referenced is the March 31, 2005 Form 10-Q 2005 where we restated the March 31, 2004 quarter, (See Exhibit “B” – 1Q05 Form 10-Q, page 43 for the balance sheet and pages 49-50 for the note explanation & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  The effect of the misclassification of the assets on the 2003 statements of income and cash flow was insignificant and those statements were not restated for this error.  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

3.     Low Income Housing Credits

Period - The application of accounting policies for investments in affordable housing projects did not recognize unconditional, delayed contributions in 2003 & 2004.

Amount - The Company recorded a $4.3 million adjustment to increase other assets & other liabilities as of December 31, 2004.  This adjustment had no effect on net income.

Reason - The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions. (See Exhibit “A” – 2004 Form 10-K, pages 26-27).

Restatement - The Company restated its 2003 balance sheet (See Exhibit “A” – 2004 Form 10-K, balance sheet is page 28) and described details in the Note 2 Restatement, (See Exhibit “A” Form 10-K, note is on pages 38-39).  Also, corrected and then referenced is the March 31, 2005 Form 10-Q 2005 where we restated the March 31, 2004 quarter, (See Exhibit “B” – 1Q05 Form 10-Q, page 43 for the balance sheet and pages 49-50 for the note explanation & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

4.     Straight Line Rent

Period - The application of accounting policies for facilities rental expense did not appropriately consider free-rent periods and scheduled rent increases in 2002, 2003, and 2004.

Amount - The Company recorded a $.6 million in deferred lease liability which increased other liabilities $.6 million and decreased retained earnings by the same amount as of December 31, 2004.

Reason - The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions (See Exhibit “A” – 2004 Form 10-K, pages 26-27).

Restatement - The Company restated its balance sheet in relation to this error for 2003 and restated its income statement for 2002, and 2003 (See Exhibit “A”- 2004, pages 28-31 for related balance sheets and income statements, and pages 38-39 for detailed note (2) explanation), and its 2004 quarterly financial statements (See Exhibit “B” – 1Q05 Form 10-Q, for related balance sheets and income statements, pages 43-46, and for detailed note explanation, pages 49-50 & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  The after tax income statement effect for years ended December 31, 2003 and 2002 was to reduce income by $6,000 and $23,000, respectively.  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation -See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

5.     Income Taxes

Period - The application of income tax accounting policies did not appropriately classify deferred tax assets and liabilities on the balance sheet as of December 31, 2004.

Amount - $1.3 million in deferred tax liabilities were reclassified from other liabilities to other assets as of December 31, 2004.  This adjustment had no effect on net income.

Reason - The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions (See Exhibit “A” – 2004 Form 10-K, pages 26-27).

Restatement - The Company restated its balance sheet in relation to this error for the fiscal year ended December 31, 2003 (See Exhibit “A”- 2004 Form 10-K, pages 28-29), and its 2004 quarterly financial statements (See Exhibit “B” – 1Q05 Form 10-Q, pages 43-44 & Form 8-K – 1Q05 Press Release, references on pages 61 & 63).  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation -See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

6.     Stock-Based Compensation

Period - The application of disclosure policies for stock-based compensation recognized pro forma compensation expense over the expected life (7 years) of an option instead of the vesting period (4 years).

Amount - No income impact, disclosure only.  The effect was to decrease compensation expense for amortization of fair value of stock awards, net of taxes $160,000 in 2003 and to increase compensation expense for amortization of fair value of stock awards, net of taxes $41,000 in 2002.  Pro forma net income per common share increased $.02 per share basic and $.02 per share diluted in 2003.  Pro forma net income per common share decreased $.01 per share basic but remained the same per share diluted in 2002.

Reason - The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions (See Exhibit “A” – 2004 Form 10-K, pages 26-27).

Restatement - The Company restated the 2002 & 2003 reported numbers (See Exhibit “A” – 2004 Form 10-K, pages 36-37) & its 2004 quarterly pro forma amounts (See Exhibit “B” – 1Q05 Form 10-Q, pages 50-51).  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

Remediation - See Exhibit “C” – Management corrective action plan for material weakness found in review of internal controls.  (See page 65 for beginning of memo).

5.             Please provide us with a schedule of your fiscal year and fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior periods.  Explain in detail why you believe the timing of each adjustment is appropriate.

The following adjustments have been recorded in the accounting records and are reflected in the 2004 consolidated financial statements:

1.  Supplemental Executive Retirement Plan-(See Exhibit “E”, page 84 – Entry #1)

The pension accounting was not appropriately applied to the Company’s retirement plan in 2004.  As a result, the Company recorded a $1.9 million in additional minimum pension liability which increased other liabilities by $1.9 million, increased deferred tax asset by $.8 million, and decreased other comprehensive income by $1.1 million.  This adjustment had no effect on net income.

2.  Direct Financing Lease-(See Exhibit “E” page 84 –  Entry #2)

In December 2003, due to an amendment in an agreement, the Company reclassified an asset from other assets (equipment subject to an operating lease) to loans (direct financing lease).  The Company subsequently determined that the minimum rents were not sufficient to qualify the lease as a finance lease.

In the 4th quarter of 2004, prior to the identification of the accounting error, the Company determined that this asset was impaired and recorded a bad debt provision to reduce the net carrying value of the asset to its estimated value of $722,000.  At December 31, 2004, the Company reclassified an asset from loans to other assets.  This adjustment had no effect on annual net income for the year of 2004.

Because the timing differences related to the accounting for loans compared to the accounting for assets subject to operating lease, earnings in the first, second, & third quarters of 2004 will differ from what had previously been reported in the interim financial statements.  The Company restated its 2003 balance sheet (See Exhibit “A” – 2004 Form 10-K, balance sheet is page 28) and described details in the Note 2 Restatement, (See Exhibit “A” Form 10-K, note is on page 38).  Also, corrected and then referenced is the March 31, 2005 Form 10-Q 2005 where we restated the March 31, 2004 quarter, (See Exhibit “B” – 1Q05 Form 10-Q, page 43 for the balance sheet and pages 49-50 for the note explanation & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  The effect of the misclassification of the assets on the 2003 statements of income and cash flow was insignificant and those statements were not restated for this error.  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

3.  Low Income Housing Credits – (See Exhibit “E” page 84 – Entry #3)

The Company had incorrectly accounted for investments in affordable housing projects.  As a result, the Company recorded a $4.3 million adjustment to increase other assets & other liabilities as of December 31, 2004.  This adjustment had no effect on net income.

The Company restated its 2003 balance sheet (See Exhibit “A” – 2004 Form 10-K, balance sheet is page 28) and described details in the Note 2 Restatement, (See Exhibit “A” Form 10-K, note is on pages 38-39).  Also, corrected and then referenced is the March 31, 2005 Form 10-Q 2005 where we restated the March 31, 2004 quarter, (See Ex0 for the note explanation & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

4.  Straight Line Rent – (See Exhibit “E” page 84 – Entry #4)

The accounting for free-rent periods and scheduled rent had not been appropriately applied as of December 31, 2004.  As a result, the Company recorded a $.6 million in deferred lease liability, a $32,000 credit in rental expense, and decreased retained earnings by the same amount as of December 31, 2004.  The pretax effect of this adjustment for the year ended December 31, 2004 was to increase income by $32,000.

The Company restated its balance sheet in relation to this error for 2003 and restated its income statement for 2002, and 2003 (See Exhibit “A”- 2004, pages 28-31 for related balance sheets and income statements, and pages 38-39 for detailed note (2) explanation), and its 2004 quarterly financial statements (See Exhibit “B” – 1Q05 Form 10-Q, for related balance sheets and income statements, pages 43-46, and for detailed note explanation, pages 49-50 & Form 8-K – 1Q05 Press Release, pages 61 & 63, for referencing to the restatement).  The after tax income statement effect for years ended December 31, 2003 and 2002 was to reduce income by $6,000 and $23,000, respectively.  In addition, we plan to restate the 2nd and 3rd quarter of 2004 in the future June 30, 2005 and September 30, 2005 Form 10-Qs.

6.             Provide us with any letter of written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

See Exhibit “F”, pages 93-102.

7.             To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We will revise the second paragraph of the disclosure in the revised Form 8-K to refer to the consolidated financial statements for the years ended December 31, 2004 and 2003.  We will obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in the revised Form 8-K.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

Mail Stop 4561	July 25, 2005

Lawrence D. McGovern

Executive Vice President and CFO

150 Almaden Boulevard

San Jose, California 95113

Re:         Heritage Commerce Corp Item 4.01 Form 8-K
Filed June 2, 2005 File No. 000-23877

Dear Mr. McGovern:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about OUT comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter

Item 4.01 Changes in Registrant’s Certifying Accountant

1.    Revise the second paragraph of the disclosure to refer to the consolidated financial statements for the years ended December 31, 2004 and 2003.

Revise to provide the information required by Item 304(a)(l)(v) of Regulation S-K, regarding the reportable event that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.  In detail, supplementally describe the nature of each reportable event and the amount involved, if any.  Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate] any prior period for any adjustment resulting from the reportable event; and if not, why not.  Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

3.    Revise to disclose the nature of the accounting errors and misapplication of accounting principles.  If various in type, clearly disclose the nature of each type of error or misapplication.  Clarify the effect of the errors or misapplications on previously issued financial statements.  If no effect on the financial statements, explain why not in the amendment.  Refer to Regulation S-K Items 304{a)(l) (W) and (v).

4.    In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable.  Also, tell us:

•      in what period each material weakness and accounting error or misapplication of GAAP occurred,

•         the amount of each accounting error and misapplication of GAAP,

•         the reason(s) for each error or misapplication of accounting,

•      whether or not you intend to restate any prior period for any adjustments.  If not, tell us why not, and

•      in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or pan to implement) to correct each concern.

5.     Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior periods.  Explain in detail why you believe the timing of each adjustment is appropriate.

6.     Provide us with any letter of written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

7.     To the extent that yon make changes to the Form 8-K to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are m possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3695.

Sincerely,

Chris Harley
Staff Accountant

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

100 F STREET, N.E.
WASHINGTON. D.C. 20002

Facsimile Transmittal

Please Deliver The Following pages To:

Name:Lawrence D. McGovern, Executive Vice President and CFO

Organization:      Heritage Commerce Corp

Telecopier Number:     (408) 947-6910

Total Number of Pages, Including Cover Sheet:             4

From: Chris Harley, Division of Corporation Finance

Telephone Number: (202) 551-3695

Telecopier Number: (202) 772-9208     .

Comments: See attached commission letter dated July 25, 2005 related to the review of your Form 8-K filed June 2, 2005
(File # 000-23877).

If you do not receive all pages.  Please telephone the above number for assistance.

Note:                                                       This Document May Contain Privleged and Nonpublic Information.  It is Intended Only For The Use Of The Individual Or Entity Named Above, And Others Who Specifically Have Authorized To Receive It.

If you are not the Intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited.

If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy.  Thank you for your cooperation.

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95113

June 2, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are transmitting herewith the attached Form 8-K.

Sincerely,

Heritage Commerce Corp

May Wong

SVP/Controller

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 26, 2005

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California		95113
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:  (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 3.03             Material Modification to Rights of Security Holders.

At its meeting held on May 26, 2005, the Board of Directors approved an amendment to the Company’s Bylaws that eliminates the classification of the Company’s Board of Directors and requires each director to stand for election on an annual basis.  A copy of the amendment is included as an exhibit to this report.  The amendment was approved by a majority of the issued and outstanding shares of the Company’s common stock.

At its meeting held on May 26, 2005, the Company’s shareholders also approved an amendment to the Company’s Articles of Incorporation to permit shareholders to exercise cumulative voting in the election of the Board of Directors.  The amendment was approved by a majority of the issued and outstanding shares of the Company’s common stock.  A copy of the amendment is included as an exhibit to this report.

ITEM 4.01             Change in Registrant’s Certifying Accountant.

On May 26, 2005, the Audit Committee of the Registrant’s Board of Directors dismissed Deloitte & Touche LLP (“Deloitte”) as the Registrant’s independent certifying accountant.  The Audit Committee’s decision was ratified by the Board of Directors as a whole.

Deloitte’s reports on the Registrant’s consolidated financial statements for the years ended December 31, 2005 and 2004, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Registrant’s two most recent fiscal years and the subsequent interim period through the date of Deloitte’s dismissal, there were no disagreements between the Registrant and Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

During the Registrant’s two most recent fiscal years and the subsequent interim period through the date of Deloitte’s dismissal there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except as follows:  Deloitte’s report on the Registrant’s internal control over financial reporting dated March 30, 2005 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 because of a material weakness.  The following material weakness had been identified and included in management’s assessment:  The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions.  The Audit Committee has discussed this matter with Deloitte.  Deloitte has been authorized to respond fully to the inquiries of the successor independent registered public accounting firm.

Effective May 26, 2005, the Registrant selected Crowe Chizek and Company LLC as its new independent registered public accounting firm.  During the two most recent years and the subsequent interim period to the date hereof, the Registrant did not consult with Crowe Chizek and Company LLC regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

ITEM 8.01             Other Events

At its meeting held May 26, 2005, the Registrant’s Board of Directors authorized the Registrant to extend its stock repurchase program to December 31, 2005.

ITEM 9.01             Financial Statements and Exhibits

(C)          Exhibits

3.1           Certificate of Amendment of Articles of Incorporation

3.2           Amendment to Bylaws

16.1         Letter from Deloitte & Touche LLP regarding change in certifying accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 2, 2005	Heritage Commerce Corp

	By:	/s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit	Description
3.1	Certificate of Amendment of Articles of Incorporation

3.2	Amendment to Bylaws

16.1	Letter from Deloitte & Touche LLP regarding change in certifying accountant

Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
HERITAGE COMMERCE CORP.

Larry D. McGovern and Rebecca A. Levey certify that:

1.             They are the duly elected and acting Executive Vice President and Chief Financial Officer and Secretary, respectively, of Heritage Commerce Corp., a California corporation.

2.             The Restated Articles of Incorporation of this corporation are amended by deleting in its entirely ARTICLE VII.

3.             The foregoing amendment of Restated Articles of Incorporation has been duly approved by the board of directors.

4.             The foregoing amendment of Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, Corporations Code.  The total number of outstanding shares entitled to vote with respect to the amendment was 11,788,426 common shares.  The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: May 26, 2005
Larry D. McGovern
Executive Vice President and Chief Financial Officer

Rebecca A. Levey,
Corporate Secretary

Exhibit 3.2

CERTIFICATE OF SECRETARY

I, REBECCA LEVEY, Secretary of HERITAGE COMMERCE CORP., a California corporation, do hereby certify that the following is a true and correct copy of resolutions adopted by the Shareholders of the corporation at the Annual Meeting of Shareholders duly held on May 26, 2005; that the originals thereof are contained in Minute Book of the corporation; and that such resolutions are in full force and effect and have not been altered, amended, modified or revoked:

Section 2.9 is hereby amended by deleting subparagraph (b).  Section 2.9 shall read in its entirety as follows:

2.9          Nomination, Election and Term of Office.

(a)           Nomination for election of directors may be made by the Board of Directors or by any holder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors.  Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of the Corporation not less than 21 days nor more than 60 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days’ notice is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of the Corporation not later than the close of business on the tenth day following the day on which the notice of such meeting is sent by third class mail (if permitted by law), no notice of intention to make nominations shall be required.  Such notification shall contain the following information to the extent known to the notifying shareholder:

(1)           the name and address of each proposed nominee;

(2)           the principal occupation of each proposed nominee;

(3)           the number of shares of capital stock of the Corporation owned by each proposed nominee;

(4)           the name and residence address of the notifying shareholder;

(5)           the number of shares of capital stock of the Corporation owned by the notifying shareholder;

(6)           the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying shareholder and the identities and locations of any such institutions;

(7)           whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy or been adjudged bankrupt; and

(8)           a statement regarding the nominee’s compliance with Section 2.3 of these Bylaws.

Nominations not made in accordance herewith may, in the discretion of the Chairman of the meeting, be disregarded and upon the Chairman’s instructions, the inspectors of election can disregard all votes cast for each nominee.  A copy of this paragraph shall be set forth in a notice to shareholders of any meeting at which directors are to be elected.

(b)           Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting.  Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 2.10 is hereby amended to read in its entirety as follows:

2.10        Removal.

(a)           Any or all of the directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors, subject to the following:

(1)           No director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected.

(2)           When by the provisions of the Articles the holders of the shares of any class or series, voting as a class or series, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

(b)           Any reduction of the authorized number of directors or amendment reducing the number of classes of directors does not remove any director prior to the expiration of the director’s term of office.

IN WITNESS WHEREOF, I hereby set my hand this 26th day of May, 2005.

Rebecca Levey, Corporate Secretary

Exhibit 16.1

June 2, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Heritage Commerce Corp’s Form 8-K dated May 26, 2005, and have the following comments:

1.             We agree with the statements made in the first sentence of the first paragraph and the second, third and fourth paragraphs of Item 4.01.

2.             We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph and the fifth paragraph of Item 4.01.

Yours truly,

/s/ Deloitte & Touche LLP

San Francisco, California

EXHIBIT A – December 31, 2004 Form 10-K

Description

Item 9A – Controls and Procedures

Consolidated Balance Sheets

Consolidated Income Statements

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Restatement of the pro forma amount for stock – based compensation

Note (2) Restatement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

Commission file number 000-23877

Heritage Commerce Corp

(Exact name of Registrant as Specified in its Charter)

California	77-0469558
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

150 Almaden Boulevard
San Jose, California    95113

(Address of Principal Executive Offices including Zip Code)

(408) 947-6900
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK (NO PAR VALUE)

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K.    ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule  12b-2 of the Act). Yes ☒    No ☐

The aggregate market value of the stock held by non-affiliates of the Registrant, based upon the closing price of its common stock as of June 30, 2004 ($14.58 per share), as reported on the Nasdaq National Market System, was approximately $149.5 million.

As of March 16, 2005, there were 11,780,425 shares of the Registrant’s common stock (no par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENTS INCORPORATED	PARTS OF FORM 10-K INTO WHICH INCORPORATED
Definitive proxy statement for the Company’s 2005 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year ended December 31, 2004.	Part III

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Disclosure Control and Procedures

The Company has carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2004.  As defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported on a timely basis.  Based upon that evaluation and as result of the material weakness described below, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2004.

Material Weakness in Internal Control Over Financial Reporting

Management has concluded that, as of December 31, 2004, the Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions.  This is a material weakness that caused the restatement of previously issued financial statements.  It is considered a material weakness due to the actual misstatements identified, the potential for additional misstatements, and the lack of other mitigating controls to detect the misstatements.

Management has determined that this control deficiency constituted a material weakness in the Company’s internal control over financial reporting as of December 31, 2004.  A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

This material weakness resulted in restatements of the Company’s financial statements for the years ended December 31, 2002 and 2003, and the first three quarters in 2004.  The material weakness resulted in accounting errors related to an asset subject to a lease, delayed equity contributions to low income housing partnerships, and leased facilities.

Remediation of Material Weakness

The Company is in the process of creating a formal process related to the design and implementation of control over the selection and application of accounting policies for complex, non-routine transactions.  This process will include the early identification of complex, non-routine transactions.  These transactions will be initially documented by the Company’s internal accounting staff.  A regular meeting with accounting staff and executive level officers involved and familiar with accounting issues related to complex, non-routine transactions, will be held to review the initial documentation of complex, non-routine transactions.  As required, outside legal or accounting advice will be obtained.

Through these steps, the Company believes it is addressing the deficiencies that affected its internal control over financial reporting as of December 31, 2004.  However, the effectiveness of any system of internal controls is subject to inherent limitations and there can be no assurance that the Company’s internal control over financial reporting will prevent or detect all errors.  The Company intends to continue to evaluate and strengthen its internal control over financial reporting system.

Reports of Management and Independent Registered Public Accounting Firm

Management has assessed of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 and their report is at page 59.

Deloitte & Touche LLP, independent registered public accounting firm has audited the consolidated financial statements of the Company for the year ended December 31, 2004 and has issued their reports on the financial statements and management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2004, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to affect, our internal controls over financial reporting.  However, the Company is in the process of creating a formal process related to the design and implementation of controls over the selection and application of accounting policies for complex, non-routine transactions as noted above.  The Company believes that this change in internal controls over financial reporting will improve its financial reporting system but there is no assurance that this change will materially affect the Company’s internal control over financial reporting.

ITEM 9B – OTHER INFORMATION

None

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Reference is made to the Company’s Proxy Statement for the May 26, 2005 Annual Meeting of Shareholders for incorporation of information concerning directors and persons nominated to become directors of the Company. Information concerning executive officers of the Company also included in the Company’s Proxy Statement.

ITEM 11 - EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated by reference from the text under the caption “Executive Compensation” in the Proxy Statement for the May 26, 2005 Annual Meeting of Shareholders.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning ownership of the equity stock of the Company by certain beneficial owners and management is incorporated by reference from the text under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement for the May 26, 2005 Annual Meeting of Shareholders.

Information concerning the Company’s stock option plans is incorporated by reference from the text under the caption “Equity Compensation Plan Information” in the Proxy Statement for the May 26, 2005 Annual Meeting of Shareholders.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions with officers, directors, and the Company, and equity compensation plan information, is incorporated by reference from the text under the caption “Transactions with Management and Others” in the Proxy Statement for the May 26, 2005 Annual Meeting of Shareholders.

HERITAGE COMMERCE CORP
CONSOLIDATED BALANCE SHEETS

	December 31,
		2003
		(As Restated,
(Dollars in thousands)	2004	see Note 2)
ASSETS
Cash and due from banks	$33,646	$42,017
Federal funds sold	24,100	72,200
Total cash and cash equivalents	57,746	114,217
Securities available-for-sale, at fair value	232,809	153,473
Loans held for sale, at lower of cost or market	37,178	30,638
Loans, net of deferred costs of $726 and $863 for 2004 and 2003	725,530	662,157
Allowance for probable loan losses	(12,497)	(13,451)
Loans, net	713,033	648,706
Premises and equipment, net	3,183	4,034
Accrued interest receivable and other assets	33,226	27,137
Company owned life insurance	26,303	25,273
Other investments	4,695	2,504
TOTAL	$1,108,173	$1,005,982
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Demand, noninterest bearing	$277,451	$238,423
Demand, interest bearing	120,890	105,260
Savings and money market	357,318	345,886
Time deposits, under $100	38,295	39,869
Time deposits, $100 and over	104,719	94,002
Brokered deposits	19,862	11,970
Total deposits	918,535	835,410
Accrued interest payable and other liabilities	19,557	13,785
Other borrowings	47,800	43,600
Notes payable to subsidiary grantor trusts	23,702	23,702
Total liabilities	1,009,594	916,497

Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized: none Outstanding	—	—
Common stock, no par value; 30,000,000 shares authorized; shares outstanding: 11,669,837 in 2004 and 11,381,037 in 2003	67,409	65,234
Unallocated ESOP shares	(193)	(443)
Accumulated other comprehensive income (loss), net of taxes	(1,730)	79
Retained earnings	33,093	24,615
Total shareholders’ equity	98,579	89,485
TOTAL	$1,108,173	$1,005,982

See notes to consolidated financial statements.

HERITAGE COMMERCE CORP
CONSOLIDATED INCOME STATEMENTS

	Year ended December 31,
		2003	2002
		(As Restated,	(As Restated,
(Dollars in thousands, except per share data)	2004	See Note 2)	see Note 2)
Interest income:
Loans, including fees	$45,325	$42,934	$46,609
Securities, taxable	6,418	4,198	4,576
Securities, non-taxable	297	411	500
Interest bearing deposits in other financial institutions	14	44	88
Federal funds sold	363	509	983
Total interest income	52,417	48,096	52,756
Interest expense:
Deposits	6,798	7,806	13,353
Subsidiary grantor trusts	1,958	1,935	1,871
Other	892	262	13
Total interest expense	9,648	10,003	15,237
Net interest income before provision for probable loan losses	42,769	38,093	37,519
Provision for probable loan losses	666	2,900	2,663
Net interest income after provision for probable loan losses	42,103	35,193	34,856
Noninterest income:
Gain on sale of loans	3,052	2,228	2,262
Servicing income	2,325	1,819	1,317
Service charges and other fees on deposit accounts	1,799	1,810	1,425
Appreciation of company owned life insurance	1,031	1,151	1,113
Equipment leasing	871	1,195	103
Gain on sales of securities available-for-sale	476	735	1,036
Mortgage brokerage fees	168	1,012	1,085
Other	512	479	689
Total noninterest income	10,234	10,429	9,030
Noninterest expenses:
Salaries and employee benefits	18,754	17,975	18,067
Occupancy	3,670	3,541	3,207
Professional fees	2,656	1,548	1,563
Operational losses	2,219	(1)	88
Retirement plan expense	1,741	741	897
Loan origination costs	1,628	1,439	1,277
Advertising and promotion	1,090	747	737
Client services	1,044	1,018	1,100
Amortization of leased equipment	1,016	985	83
Furniture and equipment	921	1,588	1,503
Amortization of low income housing projects	878	398	341
Data processing expense	722	87	86
Other	4,321	4,284	4,299
Total noninterest expenses	40,660	34,350	33,248
Income before provision for income taxes	11,677	11,272	10,638
Provision for income taxes	3,199	3,496	3,484
Net income	$8,478	$7,776	$7,154
Earnings per share:
Basic	$0.73	$0.69	$0.65
Diluted	$0.71	$0.67	$0.63

See notes to consolidated financial statements.

HERITAGE COMMERCE CORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

			Accumulated
			Other
			Comprehensive			Total
	Common Stock		Income (Loss)	Unallocated	Retained	Shareholders’	Comprehensive
(Dollars in thousands)	Shares	Amount	(Net of Taxes)	ESOP Shares	Earnings	Equity	Income
BALANCES, JANUARY 1, 2002 (1)	11,114,967	$63,536	$1,021	$(901)	$9,685	$73,341
Net income (1)	—	—	—	—	7,154	7,154	$7,154
Net change in unrealized loss on securities available-for-sale, net of reclassification adjustment and taxes	—	—	693	—	—	693	693
Total comprehensive income (1)	—	—	—	—	—	—	$7,847
Amortization of stock compensation	—	—	—	250	—	250
Additional unallocated ESOP shares	—	—	—	(42)	—	(42)
Additional paid-in-capital in ESOP	—	45	—	—	—	45
Stock options exercised	99,447	421	—	—	—	421
BALANCES, DECEMBER 31, 2002 (1)	11,214,414	64,002	1,714	(693)	16,839	81,862
Net income (1)	—	—	—	—	7,776	7,776	$7,776
Net change in unrealized gain on securities available-for-sale, net of reclassification adjustment and taxes	—	—	(1,635)	—	—	(1,635)	(1,635)
Total comprehensive income (1)	.						$6,141
Amortization of stock compensation	—	—	—	250	—	250
Additional paid-in-capital in ESOP	—	59	—	—	—	59
Stock options exercised	166,623	1,173	—	—	—	1,173
BALANCES, DECEMBER 31, 2003 (1)	11,381,037	65,234	79	(443)	24,615	89,485
Net income	—	—	—	—	8,478	8,478	$8,478
Net change in unrealized loss on securities available-for-sale, net of reclassification adjustment and taxes	—	—	(684)	—	—	(684)	(684)
Additional minimum liblility, net of taxes	—	—	(1,125)	—	—	(1,125)	(1,125)
Total comprehensive income							$6,669
Amortization of stock compensation	—	—	—	250	—	250
Additional paid-in-capital in ESOP	—	296	—	—	—	296
Common stock repurchased	(263,728)	(4,214)	—	—	—	(4,214)
Stock options exercised	552,528	6,093	—	—	—	6,093
BALANCES, DECEMBER 31, 2004	11,669,837	$67,409	$(1,730)	$(193)	$33,093	$98,579

(1) As restated, see Note 2.

See notes to consolidated financial statements.

HERITAGE COMMERCE CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
		2003	2002
		(As Restated,	(As Restated,
(Dollars in thousands)	2004	See Note 2)	see Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,478	$7,776	$7,154
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain/loss on disposals of property and equipment	(17)	(35)	(100)
Depreciation and amortization	1,366	1,995	1,828
Provision for probable loan losses	666	2,900	2,663
Gain on sales of securities available-for-sale (AFS)	(476)	(735)	(1,036)
Provision for deferred income taxes	(1,163)	(911)	(1,466)
Non-cash compensation expense related to ESOP plan	546	309	253
Amortization / accretion of discounts and premiums on securities	1,090	591	230
Gain on sale of loans	(3,052)	(2,228)	(2,262)
Proceeds from sales of loans held for sale	57,647	46,985	52,200
Originations of loans held for sale	(74,898)	(79,927)	(66,108)
Maturities of loans held for sale	13,763	32,616	20,547
Appreciation of company owned life insurance	(1,031)	(1,151)	(1,113)
Effect of changes in:
Accrued interest receivable and other assets	(3,948)	930	(9,156)
Accrued interest payable and other liabilities	4,540	1,305	417
Net cash provided by operating activities	3,511	10,420	4,051
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in loans	(64,712)	9,074	(41,581)
Purchases of securities available-for-sale (AFS)	(127,662)	(152,989)	(84,260)
Maturities/Paydowns/Calls of securities available-for-sale (AFS)	23,270	49,834	24,575
Proceeds from sales of securities available-for-sale (AFS)	22,641	73,256	40,033
Maturities/Paydowns/Calls of securities held-to-maturity (HTM)	—	—	1,776
Purchases of company owned life insurance	—	(225)	(750)
Purchase of premises and equipment	(532)	(800)	(1,452)
Redemption (purchase) of other investments	(2,191)	768	(528)
Net cash used in investing activities	(149,186)	(21,082)	(62,187)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	83,125	(6,526)	34,028
Proceeds from issuance of mandatorily redeemable cumulative trust preferred securities of Subsidiary Grantor Trust	—	—	4,000
Net proceeds from issuance of common stock	6,093	1,173	421
Common stock repurchased	(4,214)	—	—
Net change in other borrowings	4,200	43,600	—
Net cash provided by financing activities	89,204	38,247	38,449
Net increase (decrease) in cash and cash equivalents	(56,471)	27,585	(19,687)
Cash and cash equivalents, beginning of year	114,217	86,632	106,319
Cash and cash equivalents, end of year	$57,746	$114,217	$86,632
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$9,493	$10,914	$17,327
Income taxes	$3,080	$2,735	$4,480
Supplemental schedule of non-cash investing and financing activity:
Transfer of investment securities from HTM to AFS	$—	$—	$13,619

See notes to consolidated financial statements.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share reflects potential dilution from outstanding stock options, using the treasury stock method.   There were 14,336, 253,805 and 884,474 stock options for 2004, 2003, and 2002 that were considered to be antidilutive and excluded from the computation of diluted earnings per share.  For each of the years presented, net income is the same for basic and diluted earnings per share. Reconciliation of weighted average shares used in computing basic and diluted earnings per share is as follows:

	Year ended December 31,
	2004	2003	2002
Weighted average common shares outstanding - used in computing basic earnings per share	11,559,155	11,221,232	11,063,965
Dilutive effect of stock options outstanding, using the treasury stock method	427,701	351,356	260,685
Shares used in computing diluted earnings per share	11,986,856	11,572,588	11,324,650

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.  No compensation expense has been recognized in the financial statements for employee stock option arrangements, as the Company’s stock option plan provides for the issuance of options at a price of no less than the fair market value at the date of the grant.

Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method at the grant date of all stock options. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option awards. Those models also require subjective assumptions, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 84 months; risk-free interest rate, 4.10% for 2004, 3.61% for 2003, and 4.34% for 2002; stock volatility of 22% in 2004, 29% in 2003, and 23% in 2002; and no dividends during the expected term. The Company’s calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur.

Subsequent to the issuance of the 2003 consolidated financial statements, management determined that compensation expense for amortization of fair value of stock awards, net of taxes for 2003 and 2002 had been calculated incorrectly.  Accordingly, such pro forma amounts presented in the table below have been restated.  The effect was to decrease compensation expense for amortization of fair value of stock awards, net of taxes $160,000 in 2003 and to increase compensation expense for amortization of fair value of stock awards, net of taxes $41,000 in 2002.  Pro forma net income per common share increased $0.02 per share basic and $0.02 per share diluted in 2003.  Pro forma net income per common share decreased $0.01 per share basic but remained the same per share diluted in 2002.  This correction did not impact the Company’s consolidated financial position, results of operations, or cash flows for any period presented.

Had compensation expense for the Company’s stock option plan been determined under the requirements of SFAS No. 123 the Company’s pro forma net income and earnings per common share would have been as follows:

	Year ended December 31,
(Dollars in thousands, except per share data)	2004	2003	2002
Net income
As reported	$8,478	$7,776	$7,154
Less: Compensation expense for amortization of fair value of stock awards, net of taxes	(445)	(521)	(719)
Pro forma	$8,033	$7,255	$6,435

Net income per common share - basic
As reported	$0.73	$0.69	$0.65
Pro forma	$0.69	$0.65	$0.58

Net income per common share - diluted
As reported	$0.71	$0.67	$0.63
Pro forma	$0.67	$0.63	$0.57

Comprehensive Income

Comprehensive income includes net income and other comprehensive income, which represents the changes in its net assets during the period from non-owner sources. The Company’s sources of other comprehensive income are unrealized gains and losses on securities available-for-sale, I/O strips, which are treated like available-for-sale securities, and the additional minimum liability related to the Company’s supplemented retirement plan.  The items in other comprehensive income are presented net of tax. Reclassification adjustments result from gains or losses on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive incomes as unrealized holding gains and losses in the period in which they are excluded from comprehensive income of the current period.  The following is a summary of the components of other comprehensive income:

	Year ended December 31,
(Dollars in thousands)	2004	2003	2002
Net income	$8,478	$7,776	$7,154
Other comprehensive income, net of tax:
Net unrealized holding gains (losses) on available-for-sale securities during the year, net of tax of $245, $817, and $(1,006) for 2004, 2003 and 2002	(338)	(1,128)	1,389
Additional minimum liability, net of tax of $815 for 2004	(1,125)	—	—
Less: reclassification adjustment for net realized gains, net of tax of $130, $228, and $340 for 2004, 2003 and 2002, on available-for-sale securities included in net income during the year	(346)	(507)	(696)
Other comprehensive income (loss)	(1,809)	(1,635)	693
Comprehensive income	$6,669	$6,141	$7,847

Segment Reporting

HBC is an independent community business bank with eight branch offices, which offer similar products to customers located in Santa Clara, Alameda, and Contra Costa counties of California. No customer accounts for more than 10 percent of revenue for HBC or the Company.  Management evaluates the Company’s performance as a whole and does not allocate resources based on the performance of different lending or transaction activities.  Accordingly, the Company and its subsidiary bank all operate as one business segment.

Consolidation of Variable Interest Entities

 In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities.  The purpose of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and to determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements.  A company that holds variable interests in an entity will need to consolidate that entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the VIE’s expected residual returns, if they occur.  New disclosure requirements are also prescribed by FIN 46.  In December 2003, the FASB issued FIN 46R, a revision of FIN 46.  FIN 46R was effective for all VIE’s created after January 31, 2003 in the reporting period ending after March 15, 2004, and became effective for VIE’s that existed before February 1, 2003 for the first period ending after December 15, 2003. Under FIN 46R, the Company’s subsidiaries, which issued mandatorily redeemable trust preferred securities, were required to be deconsolidated.  The Company applied the provisions of FIN 46R to the VIE and deconsolidated its assets and liabilities.  Deconsolidation of these entities resulted in total assets and total liabilities increasing by $702,000 and did not have any impact on the Company’s results of operations.  The adoption of FIN 46R did not have any other material impact on the Company’s financial position or result of operations.

 (2)  RESTATEMENT

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2003, management determined that the 2003 and 2002 financial statements should be restated as a result of the following three accounting errors.

•                    An asset which the Company had accounted for as a direct financing lease and classified as a part of the loan portfolio as of December 31, 2003 should have been accounted for as equipment subject to an operating lease and classified as an other asset.  The book value of the equipment subject to an operating lease related to this error is approximately $3,931,000 at December 31, 2003.

•                    The Company determined that it needed order to increase other assets and other liabilities $2,515,000 as of December 31, 2003, from the amounts previously reported to record unconditional, legally binding delayed equity contributions to low income housing partnerships in accordance with Emerging Issues Task Force (EITF) Issue No. 94-1, “Accounting for Tax Benefits Resulting From Investments in Affordable Housing Projects”.

•                    The Company determined that its previous method of accounting for rent holidays and step-up rents in its facilities lease agreements was not appropriate and that it should have accounted for rent holidays and step-up rents on a straight-line basis.  The after-tax income statement effect for years ended December 31, 2003 and 2002 was to reduce income by $6,000 and $23,000, respectively.

The following is a summary of the significant effects of the restatements on the consolidated balance sheet as of December 31, 2003:

	As Previously
December 31, 2003 (Dollars in thousands)	Reported	Adjustments	As Restated
Loans, net of deferred costs of $726 and $863 for 2004 and 2003	$666,088	$(3,931)	$662,157
Loans, net	$652,637	$(3,931)	$648,706
Accrued interest receivable and other assets	$20,425	$6,712	$27,137
Total assets	$1,003,201	$2,781	$1,005,982
Accrued interest payable and other liabilities	$10,643	$3,142	$13,785
Total liabilities	$913,355	$3,142	$916,497
Retained earnings	$24,976	$(361)	$24,615
Total shareholders’ equity	$89,846	$(361)	$89,485
Total liabilities and shareholders’ equity	$1,003,201	$2,781	$1,005,982

The following is a summary of the effects of the restatements on the consolidated income statements for the fiscal years ended December 31, 2003 and 2002:

	As Previously
December 31, 2003 (Dollars in thousands)	Reported	Adjustments	As Restated
Occupancy	$3,531	$10	$3,541
Total noninterest expenses	$34,340	$10	$34,350
Income before provision for income taxes	$11,282	$(10)	$11,272
Provision for income taxes	$3,500	$(4)	$3,496
Net income	$7,782	$(6)	$7,776

	As Previously
December 31, 2002 (Dollars in thousands)	Reported	Adjustments	As Restated
Occupancy	$3,168	$39	$3,207
Total noninterest expenses	$33,209	$39	$33,248
Income before provision for income taxes	$10,677	$(39)	$10,638
Provision for income taxes	$3,500	$(16)	$3,484
Net income	$7,177	$(23)	$7,154

(3) SECURITIES

The amortized cost and estimated fair value of securities as of December 31, 2004 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
Securities available-for-sale:
U.S. Treasury	$5,998	$—	$56	$5,942
U.S. Government Agencies	91,245	2	939	90,308
Municipals - Tax Exempt	9,211	26	31	9,206
FHLMC and FNMA Mortgage-Backed Securities	108,642	278	1,734	107,186
GNMA Mortgage-Backed Securities	520	29	—	549
CMOs	19,843	1	226	19,618
Total securities available-for-sale	$235,459	$336	$2,986	$232,809

The amortized cost and estimated fair value of securities as of December 31, 2003 were as follows:

EXHIBIT B

Description

Consolidated Balance Sheets– March 31, 2004 Form 10-Q, Filed May 9, 2005

Consolidated Income Statements – March 31, 2004 Form 10-Q

Consolidated Statement of Cash Flows – March 31, 2004 Form 10-Q

Note (2) Restatement– March 31, 2004 Form 10-Q

Restatement of the pro forma amount for stock - based compensation disclosure – March 31, 2004 Form 10-Q

ITEM 4. Controls and Procedures – March 31, 2004 Form 10-Q

Form 8-K – March 31, 2005 Financial Results – Filed on May 9, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23877

Heritage Commerce Corp

(Exact name of Registrant as Specified in its Charter)

California	77-0469558
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

150 Almaden Boulevard
San Jose, California 95113
(Address of Principal Executive Offices including Zip Code)

(408) 947-6900
(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES ☒   NO ☐

APPLICABLE ONLY TO CORPORATE ISSUERS:

The Registrant had 11,867,255 shares of Common Stock outstanding on May 9, 2005.

Part I – FINANCIAL INFORMATION

ITEM 1.             FINANCIAL STATEMENTS

HERITAGE COMMERCE CORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31,	December 31,
(Dollars in thousands)	2005	2004
ASSETS
Cash and due from banks	$33,163	$33,646
Federal funds sold	76,200	24,100
Total cash and cash equivalents	109,363	57,746
Securities available-for-sale, at fair value	225,082	232,809
Loans held for sale, at lower of cost or market	33,610	37,178
Loans, net of deferred costs	729,870	725,530
Allowance for probable loan losses	(11,249)	(12,497)
Loans, net	718,621	713,033
Premises and equipment, net	2,993	3,183
Accrued interest receivable and other assets	34,381	33,226
Corporate owned life insurance	26,570	26,303
Other investments	4,695	4,695
TOTAL	$1,155,315	$1,108,173

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Demand, noninterest bearing	$274,736	$277,451
Demand, interest bearing	130,039	120,890
Savings and money market	361,060	357,318
Time deposits, under $100	37,829	38,295
Time deposits, $100 and over	118,773	104,719
Brokered deposits	40,086	19,862
Total deposits	962,523	918,535
Accrued interest payable and other liabilities	19,468	19,557
Other borrowings	47,800	47,800
Notes payable to subsidiary grantor trusts	23,702	23,702
Total liabilities	1,053,493	1,009,594

Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none outstanding	—	—
Common stock, no par value; 30,000,000 shares authorized; shares outstanding: 11,839,426 at March 31, 2005 and 11,669,837 at December 31, 2004	69,967	67,409
Unearned compensation on restricted stock	(920)	—
Unallocated ESOP shares	(128)	(193)
Accumulated other comprehensive loss, net of taxes	(2,844)	(1,730)
Retained earnings	35,747	33,093
Total shareholders’ equity	101,822	98,579
TOTAL	$1,155,315	$1,108,173

See notes to condensed consolidated financial statements

HERITAGE COMMERCE CORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

	Three Months Ended March 31,
		2004
		(As Restated,
(Dollars in thousands, except per share data)	2005	see Note 2)
Interest income:
Loans, including fees	$12,812	$10,437
Securities, taxable	1,810	1,284
Securities, non-taxable	54	115
Interest bearing deposits in other financial institutions	14	3
Federal funds sold	177	68
Total interest income	14,867	11,907

Interest expense:
Deposits	2,410	1,581
Subsidiary grantor trusts	512	482
Other	274	126
Total interest expense	3,196	2,189

Net interest income before provision for probable
loan losses	11,671	9,718
Provision for probable loan losses	413	563
Net interest income after provision for probable
loan losses	11,258	9,155

Noninterest income:
Gain on sale of loans	760	727
Servicing income	668	505
Service charges and other fees on deposit accounts	393	473
Appreciation of company owned life insurance	266	329
Equipment leasing	79	245
Gain on sale of securities available-for-sale	—	212
Mortgage brokerage fees	—	119
Other	154	109
Total noninterest income	2,320	2,719

Noninterest expenses:
Salaries and employee benefits	4,905	4,720
Occupancy	851	1,042
Loan origination costs	506	357
Professional fees	496	355
Client services	407	185
Retirement plan expense	368	237
Amortization of low income housing projects	252	159
Amortization of leased equipment	250	266
Furniture and equipment	199	237
Advertising and promotion	189	247
Data processing expense	172	139
Other	1,144	1,026
Total noninterest expenses	9,739	8,970
Income before provision for income taxes	3,839	2,904
Provision for income taxes	1,185	933
Net income	$2,654	$1,971

Earnings per share:
Basic	$0.23	$0.17

Diluted	$0.22	$0.16

See notes to condensed consolidated financial statements

HERITAGE COMMERCE CORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
		2004
		(As Restated,
(Dollars in thousands)	2005	see Note 2)
Cash flows from operating activities:
Net income	$2,654	$1,971
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	277	472
Provision for probable loan losses	413	563
Gain on disposals of property and equipment	—	(10)
Gain on sale of securities available-for-sale	—	(212)
Non-cash compensation expense related to ESOP plan	161	109
Non-cash compensation expense related to restricted stock	6	—
Amortization /accretion of discounts and premiums on securities	298	116
Gains on sales of loans	(760)	(727)
Proceeds from sales of loans held for sale	13,172	13,480
Originations of loans held for sale	(16,032)	(12,450)
Maturities/paydowns/payoffs of loans held for sale	7,187	4,823
Appreciation of company owned life insurance	(266)	(329)
Effect of changes in:
Accrued interest receivable and other assets	(974)	1,370
Accrued interest payable and other liabilities	847	(2,529)
Net cash provided by operating activities	6,983	6,647

Cash flows from investing activities:
Net increase in loans	(6,001)	(6,733)
Purchases of securities available-for-sale	—	(70,162)
Maturities/paydowns/calls of securities available-for-sale	5,198	2,890
Proceeds from sales of securities available-for-sale	—	17,637
Purchases of other investments	—	(3)
Purchases of premises and equipment	(87)	(139)
Net cash used in investing activities	(890)	(56,510)

Cash flows from financing activities:
Net increase in deposits	43,988	49,575
Net proceeds from issuance of common stock	1,548	496
Redemption payment on common stock	(12)	—
Net change in other borrowings	—	5,000
Net cash provided by financing activities	45,524	55,071
Net increase in cash and cash equivalents	51,617	5,208
Cash and cash equivalents, beginning of period	57,746	114,217
Cash and cash equivalents, end of period	$109,363	$119,425

Supplemental disclosures of cash paid during the period for:
Interest	$3,220	$2,547
Income taxes	$1,670	$—

See notes to condensed consolidated financial statements

HERITAGE COMMERCE CORP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2005

(Unaudited)

1)                     Basis of Presentation

The unaudited condensed consolidated financial statements of Heritage Commerce Corp (the “Company”) and its wholly owned subsidiary: Heritage Bank of Commerce (HBC) have been prepared pursuant to the rules and regulations for reporting on Form 10-Q.  Accordingly, certain information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for annual financial statements are not included herein.  The interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2004.  The Company has also established the following unconsolidated subsidiary grantor trusts: Heritage Capital Trust I; Heritage Statutory Trust I; Heritage Statutory Trust II; and Heritage Commerce Corp Statutory Trust III which are Delaware Statutory business trusts formed for the exclusive purpose of issuing and selling trust preferred securities.

HBC is a commercial bank serving customers located in Santa Clara, Alameda, and Contra Costa counties of California.  No customer accounts for more than 10 percent of revenue for HBC or the Company.  Management evaluates the Company’s performance as a whole and does not allocate resources based on the performance of different lending or transaction activities.  Accordingly, the Company and its subsidiary operate as one business segment.

In the Company’s opinion, all adjustments necessary for a fair presentation of these condensed consolidated financial statements have been included and are of a normal and recurring nature.

The results for the three months ended March 31, 2005 are not necessarily indicative of the results expected for any subsequent period or for the entire year ending December 31, 2005.

2)                     Restatement

Subsequent to the issuance of the Company’s condensed consolidated financial statements for the first quarter ended March 31, 2004, management determined that the first quarter of 2004 condensed consolidated financial statements should be restated as a result of the following two accounting errors.

•                  An asset which the Company had accounted for as a direct financing lease and classified as a part of the loan portfolio during the first quarter of 2004 should have been accounted for as equipment subject to an operating lease.  The after-tax income statement effect of correcting this error on the quarter ended March 31, 2004 was to reduce income by $41,000.

•                  The Company determined that its previous method of accounting for rent holidays and step rents in its facilities lease agreements was not appropriate and that it should have accounted for rent holidays and step rents on a straight-line basis.  The after-tax income statement effect of correcting this error on the quarter ended March 31, 2004 was to increase income by $5,000.

The following is a summary of the significant effects of the restatement on the condensed consolidated income statement for the quarter ended March 31, 2004:

	As Previously
March 31, 2004 (Dollars in thousands)	Reported	Adjustments	As Restated
Loans, including fees	$10,514	$(77)	$10,437
Total interest income	$11,984	$(77)	$11,907
Net interest income before provision for probable loan losses	$9,795	$(77)	$9,718
Provision for probable loan losses	$600	$(37)	$563
Net interest income after provision for probable loan losses	$9,195	$(40)	$9,155
Equipment leasing	$—	$245	$245
Total noninterest income	$2,474	$245	$2,719
Occupancy	$1,050	$(8)	$1,042
Amortization of leased equipment	$—	$266	$266
Total noninterest expenses	$8,712	$258	$8,970
Income before provision for income taxes	$2,957	$(53)	$2,904
Provision for income taxes	$950	$(17)	$933
Net income	$2,007	$(36)	$1,971

Earnings per share:
Basic	$0.18	$(0.01)	$0.17
Diluted	$0.17	$(0.01)	$0.16

3)                     Securities Available-for-Sale

At the March 17-18, 2004 Emerging Issues Task Force (EITF) meeting, the Task Force reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”  Issue 03-1 provides guidance for the determination of when an investment is other-than-temporarily impaired.  The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004.  On September 30, 2004, the FASB deferred the effective date of paragraphs 10 through 20 of EITF
Issue No. 03-1.  Application of those paragraphs is deferred pending issuance of a final FASB Staff Position.   Management is in the process of evaluating the impacts of EITF 03-1 guidance.  Other-than-temporary impairment that may need to be recognized upon adoption of Issue 03-1 will be dependant on market conditions and management’s intent and ability at the time of the impairment evaluation to hold investments with market values below amortized cost until a forecasted recovery in fair value up to (or beyond) amortized cost.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005:

	Less Than 12 Months		12 Months or More		Total
	Market	Unrealized	Market	Unrealized	Market	Unrealized
(Dollars in thousands)	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury	$5,941	$57	$—	$—	$5,941	$57
U.S. Government Agencies	86,870	1,227	2,863	137	89,733	1,364
Municipals	8,205	149	—	—	8,205	149
FHLMCandFNMA mortgage-backed securities	58,403	1,401	39,031	1,655	97,434	3,056
CMOs	19,323	341	—	—	19,323	341
Total	$178,742	$3,175	$41,894	$1,792	$220,636	$4,967

As of March 31, 2005, the Company held 100 securities, of which 82 had market values below amortized cost.  Six securities have been carried with an unrealized loss for over 12 months.  Higher interest rates at March 31, 2005 resulted in lower market values for the period and was the primary reason that certain securities had unrealized losses.  There was no security that sustained a downgrade in credit ratings.  All principal amounts are expected to be paid when securities mature. Because the Company has the ability and intent to hold these securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at March 31, 2005.

4)                     Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.  No compensation expense has been recognized in the financial statements for employee stock option arrangements, as the Company’s stock option plan provides for the issuance of options at a price of no less than the fair market value at the date of the grant.

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method at the grant date of all stock options. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option awards. Those models also require subjective assumptions, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 84 months; risk-free interest rate, 4.30% and 3.38% for March 31, 2005 and 2004; stock volatility of 19% and 30% in March 31, 2005 and 2004; and no dividends during the expected term. The Company’s calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”.  This Statement requires that compensation costs related to share-based payment transactions be recognized in the financial statements. Measurement of the cost of employee service will be based on the grant-date fair value of the equity or liability instruments issued.  That cost will recognized over the period during which an employee is required to provide service in exchange for the award.  Additionally, liability awards will be remeasured each reporting period.  Statement 123R replaces SFAS No. 123,  “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  This Statement is effective for interim periods beginning after June 15, 2005 and requires adoption using a modified prospective application or a modified retrospective application.  However, on April 14, 2005, the SEC issued rule 2005-57, which allows companies to delay implementation of the statement to the beginning of the next fiscal year.  The Company has not yet concluded on the method of adoption allowed by the Statement and is currently evaluating the impact of this accounting guidance on its financial condition and results of operations.

Subsequent to the issuance of the condensed consolidated financial statements for the first quarter of 2004, management determined that compensation expense for amortization of fair value of stock awards, net of tax for the first quarter ended March 31, 2004 had been calculated incorrectly.  Accordingly, such pro forma amounts presented in the table below have been restated.  The effect was to decrease compensation expense for amortization of fair value of stock awards, net of taxes, $80,000 for the quarter ended March 31, 2004.  Pro forma net income per common share increased $0.01 per diluted share at March 31, 2004.  The correction did not impact the Company’s consolidated financial position, results of operations, or cash flows for any period presented.

The Company awarded 51,000 restricted shares of common stock to Walter T. Kaczmarek, President and Chief Executive Officer of the Company, pursuant to the terms of a Restricted Stock Agreement dated March 17, 2005.  The grant price was $18.15.  Under the terms of the Restricted Stock Agreement, the restricted shares will vest 25% per year at the end of years three, four, five and six, provided Mr. Kaczmarek is still with the Company.  Compensation cost associated with the restricted stock issued is measured based on the market price of the stock at the grant date and is expensed on a straight-line basis over the service period.  Restricted stock compensation expense for the quarter ended March 31, 2005 was $6,000.

Had compensation expense for the Company’s stock-based awards been determined under the requirements of SFAS No. 123 the Company’s pro forma net income and earnings per common share would have been as follows:

	Three Months Ended March 31,
(Dollars in thousands, except per share data)	2005	2004
Net income
As reported	$2,654	$1,971
Add: Stock-based compensation expense included in reported net income, net of taxes	6	—
Less: All stock-based compensation expense for amortization of fair value of all stock awards, net of taxes	(107)	(103)

Pro forma	$2,553	$1,868

Net income per common share - basic
As reported	$0.23	$0.17
Pro forma	$0.22	$0.16

Net income per common share - diluted
As reported	$0.22	$0.16
Pro forma	$0.21	$0.16

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

No material changes have occurred during the quarter to the Company’s market risk profile or information. For further information refer to the Company’s Form 10-K.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Control and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2005.  As defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported on a timely basis.  Based upon that evaluation and as result of the material weakness described below, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2005.

Material Weakness in Internal Control Over Financial Reporting

Management concluded that, as of March 31, 2005, the Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions.  This is a material weakness that caused the restatement of previously issued financial statements.  It is considered a material weakness due to the actual misstatements identified, the potential for additional misstatements, and the lack of other mitigating controls to detect the misstatements.

Management determined that this control deficiency constituted a material weakness in the Company’s internal control over financial reporting as of March 31, 2005.  A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

This material weakness resulted in restatements of the Company’s financial statements for the quarter ended March 31, 2004.  The material weakness resulted in accounting errors related to an asset subject to a lease and leased facilities.

This material weakness was discovered and evaluated during the three months ended March 31, 2005.  As of March 31, 2005 the Company was in the process of creating a formal process related to the design and implementation of control over the selection and application of accounting policies for complex, non-routine transactions.  This process will include the early identification of complex, non-routine transactions.  These transactions will be initially documented by the Company’s internal accounting staff.  A regular meeting with accounting staff and executive level officers involved and familiar with accounting issues related to complex, non-routine transactions, will be held to review the initial documentation of complex, non-routine transactions.  As required, outside legal or accounting advice will be obtained.

Through these steps, the Company believes it is addressing the deficiencies that affected its internal control over financial reporting as of March 31, 2005.  However, the effectiveness of any system of internal controls is subject to inherent limitations and there can be no assurance that the Company’s internal control over financial reporting will prevent or detect all errors.  The Company intends to continue to evaluate and strengthen its internal control over financial reporting system.

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2005, except as noted above there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to affect, our internal controls over financial reporting.  However, the Company continues the process of creating a formal process related to the design and implementation of controls over the selection and application of accounting policies for complex, non-routine transactions as noted above.  The Company believes that this change in internal controls over financial reporting will improve its financial reporting system but there is no assurance that this change will materially affect the Company’s internal control over financial reporting.

Part II — OTHER INFORMATION

ITEM 2 - Unregistered Sales of Equity Securities and Use of Proceeds

In June 2004, the Company’s Board of Director authorized the purchase of up to $10 million of its common stock, which represents approximately 700,000 share, or 6%, of its outstanding shares at current market price.  The share repurchase authorization is valid through June 1, 2005.

The Company intends to finance the purchase using its available cash.  Shares may be repurchased by the Company in open market purchases or in privately negotiated transactions as permitted under applicable rules and regulations.  The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice.  The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations.

The Company did not repurchase any shares during the first quarter of 2005.  As of March 31, 2005, the Company has repurchased 263,728 shares at an average price of $15.98.  Shares were purchased on the open market using available cash.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): MAY 9, 2005

HERITAGE COMMERCE CORP

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

CALIFORNIA	000-23877	77-0469558
(STATE OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

150 ALMADEN BOULEVARD
SANJOSE, CALIFORNIA 95113

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE INCLUDING ZIP CODE)

(408) 947-6900

(REGISTRANTS TELEPHONE NUMBER, INCLUDING AREA CODE)

NOT APPLICABLE

(FORMER NAME OR FORMER ADDRESS, IF CHANGED SINCE LAST REPORT)

CHECK THE APPROPRIATE BOX BELOW IF THE FORM 8-K FILING IS INTENDED TO SIMULTANEOUSLY SATISFY THE FILING OBLIGATION OF THE REGISTRANT UNDER ANY OF THE FOLLOWING PROVISIONS:

☐            WRITTEN COMMUNICATIONS PURSUANT TO RULE 425 UNDER THE SECURITIES ACT (17 CFR 230.425)

☐            SOLICITING MATERIAL PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT (17 CFR 240.14A-12)

☐            PRE-COMMENCEMENT COMMUNICATIONS PURSUANT TO RULE 14D-2(B) UNDER THE EXCHANGE ACT (17 CFR 240.14D-2(B))

☐            PRE-COMMENCEMENT COMMUNICATIONS PURSUANT TO RULE 13-E-4(C) UNDER THE EXCHANGE ACT (17 CFR 240.13E-4(C))

ITEM 2.02   RESULTS OF OPERATION AND FINANCIAL CONDITION

On May 9, 2005, Heritage Commerce Corp issued a press release announcing preliminary results for the three months ended March 31, 2005.  A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(C) Exhibits.

99.1         Press Release, dated May 9, 2005, entitled “Heritage Commerce Corp Reports Financial Results for the Three Months Ended March 31, 2005”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date : May 9, 2005	Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

By: /s/ Walter T. Kaczmarck
Name: Walter T. Kaczmarck
Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

99.1	Press Release, dated May 9, 2005, entitled “Heritage Commerce Corp Reports Financial Results for the Three Months Ended March 31, 2005”

Exhibit 99.1

Heritage Commerce Corp Reports Financial Results
For the Three Months Ended March 31, 2005

San Jose, CA – May 9, 2005 — Heritage Commerce Corp (Nasdaq: HTBK), parent company of Heritage Bank of Commerce, today reported consolidated operating results for the three months ended March 31, 2005.  Consolidated net income was $2,654,000, or $0.22 per diluted share, compared to $1,971,000, or $0.16 per diluted share, for the three months ended March 31, 2004, a 35% increase.  The annualized returns on average assets and average equity for the three months ended March 31, 2005 were 0.96% and 10.67%, respectively, compared to returns of 0.81% and 8.71%, respectively, for the three months ended March 31, 2004.

Financial Highlights (first quarter 2005 versus first quarter 2004):

•      Total loans increased 9% to $729.9 million.

•      Net interest income increased 20% to $11.7 million.

•      Net interest margin increased 21 basis points to 4.58%.

•      Diluted earnings per share of $0.22 were up 38% from $0.16.

•      Return on average assets was 0.96% compared to 0.81%, an 18% increase.

Operating Results

Net interest income increased $1,953,000, or 20%, to $11,671,000 for the three months ended March 31, 2005 from $9,718,000 for the three months ended March 31, 2004.  The improvement in net interest income was the result of increases in the volume of average earning assets and increases in key market interest rates.  The Company’s net interest margin was 4.58% for the three months ended March 31, 2005, compared with 4.37% for the three months ended March 31, 2004.

For the three months ended March 31, 2005, noninterest income was $2,320,000, compared to $2,719,000 for the three months ended March 31, 2004, a decrease of $399,000, or 15%.  In the first quarter of 2005, there were no mortgage brokerage fees compared to mortgage brokerage fees of $119,000 for the first quarter of 2004. The Company closed its residential mortgage department in June 2004.  In the first quarter of 2005, lease income was $79,000 and there were no securities gains compared to $245,000 in lease income and $212,000 in securities gains in the first quarter of 2004.  Deposit related activity charges were down $80,000 in the first quarter of 2005 compared to the first quarter of 2004.

Partially offsetting the decline in noninterest income from the elimination of mortgage brokerage fees and no gains on sales of securities in the first quarter of 2005, the gain on sale of Small Business Administration (SBA) loans increased 5% to $760,000 and loan-servicing income increased 32% to $668,000 compared to the first quarter of 2004.  The Company has an ongoing program of originating SBA loans and selling the government guaranteed portion in the secondary market, while retaining the servicing of the whole loans.

Operating expenses were $9,739,000 for the three months ended March 31, 2005, an increase of $769,000, or 9%, compared to $8,970,000 for the three months ended March 31, 2004.  The increase in noninterest expenses for the first quarter of 2005 compared to the first quarter of 2004 was primarily due to severance expenses of $320,000 and increases in other categories of expense related to growth in volumes and activity.  The efficiency ratio was 69.61% in the first quarter of 2005, compared to 72.12% in the first quarter of 2004.  “Despite some unexpected expenses, we had a solid first quarter.  We are clearly benefiting from recent interest rate increases and the cost controls implemented over the past year,” said Walter Kaczmarek, CEO.

Balance Sheet, Capital Management and Credit Quality

At March 31, 2005, total assets increased 9% to $1.16 billion from $1.06 billion at March 31, 2004.  Total deposits grew 9% to $963 million at March 31, 2005 from $885 million at March 31, 2004.  Core deposits, the lowest-cost funding source for the Company, increased 4% to $804 million from March 31, 2004 to March 31, 2005.

Total loans were $730 million at March 31, 2005, a 9% increase over the three months ended March 31, 2004.  Real estate mortgage loans, primarily loans secured by first mortgages on commercial property, were $304 million at March 31, 2005, a 5% increase over the same period in 2004.  Commercial loans grew to $293 million at March 31, 2005, a 7% increase over the same period in 2004.  At March 31, 2005, real estate mortgage loans and commercial loans represented 42% and 40%, respectively, of total loans, compared to 43% and 41%, respectively, at March 31, 2004.  Real estate construction loans at March 31, 2005 were $130 million, up 28% from the same period a year ago.  Real estate construction loans represented 18% of total loans at March 31, 2005, compared to 15% at March 31, 2004.  “Loan and deposit growth along with solid loan quality will be important ingredients for continued long term profitability improvement,” noted Mr. Kaczmarek.

Nonperforming assets (NPA) at March 31, 2005 were $3.74 million, or 0.32% of total assets, compared to $4.80 million, or 0.45% of total assets, at March 31, 2004.  The allowance for loan losses at March 31, 2005 was $11.25 million, or 1.54% of total loans, and represents 301% of nonperforming loans. The allowance for loan and lease losses at March 31, 2004 was $12.11 million, or 1.82% of loans, and represented 252% of nonperforming loans.   Net charge-offs in the first quarter of 2005 were $1,661,000, or 0.93% of average loans, compared to $1,901,000, or 1.16% of average loans, in the first quarter of 2004.

During the quarter, the Company charged-off $1.98 million of a loan to a customer in the building trades.  The remaining carrying value of the loan is $2.82 million and is included in NPA at March 31, 2005.  The carrying value of the loan is secured by real and personal property of the borrower and guarantors.

Shareholders’ equity increased 10% to $101.82 million, or $8.60 per share, at March 31, 2005, compared to $92.98 million, or $8.09 per share, a year earlier.  Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies.  The Company’s leverage ratio at March 31, 2005, was 11.18%, compared to 11.47% at March 31, 2004.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View and two offices in Los Altos.  Additionally, Heritage Capital Group, the bank’s asset based lending division, has offices in San Jose and Los Angeles.  Heritage Bank of Commerce is also an SBA Preferred Lender with offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Los Angeles, Irvine and Pittsburg, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company’s control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company’s reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company’s press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENT

	For the Three Months Ended:			Percent Change From:
(in $000’s, unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Interest Income	$14,867	$14,330	$11,907	4%	25%
Interest Expense	3,196	2,677	2,189	19%	48%
Net Interest Income	11,671	11,653	9,718	0%	20%
(Reversal of) Provision for Loan Losses	413	(726)	563	157%	-27%
Net Interest Income after (Reversal of) Loan Loss Provision	11,258	12,379	9,155	-9%	23%
Noninterest Income:
Gain on Sale of Loans	760	766	727	-1%	5%
Servicing Income	668	643	505	4%	32%
Service Charges and Other Fees on Deposit Accounts	393	414	473	-5%	-17%
Appreciation of Corporate Owned Life Insurance	266	232	329	15%	-19%
Equipment Leasing	79	136	245	-42%	-68%
Gain on Sale of Securities Available-For-Sale	0	0	212	N/A	-100%
Mortgage Brokerage Fees	0	0	119	N/A	-100%
Other	154	167	109	-8%	41%
Total Noninterest Income	2,320	2,358	2,719	-2%	-15%
Noninterest Expense:
Salaries & Employee Benefits	4,905	4,277	4,720	15%	4%
Occupancy & Equipment	1,050	1,104	1,279	-5%	-18%
Other	3,784	6,020	2,971	-37%	27%
Total Noninterest Expense	9,739	11,401	8,970	-15%	9%
Income Before Taxes	3,839	3,336	2,904	15%	32%
Provision for Income Taxes	1,185	690	933	72%	27%
Net Income	$2,654	$2,646	$1,971	0%	35%

PER SHARE DATA

	For the Three Months Ended:			Percent Change From:
(unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Basic Earnings Per Share	$0.23	$0.23	$0.17	0%	36%
Diluted Earnings Per Share	$0.22	$0.23	$0.16	-4%	38%
Weighted Average Basic Shares Outstanding	11,753,371	11,?45,202	11,375,388	1%	3%
Weighted Average Diluted Shares Outstanding	12,152,745	12,106,107	11,798,329	0%	3%
Common Shares Outstanding	11,839,426	11,669,837	11,495,008	1%	3%
Book Value Per Share	$8.60	$8.45	$8.09	2%	6%
Tangible Book Value Per Share	$8.60	$8.45	$8.09	2%	6%

KEY FINANCIAL RATIOS

	For the Three Months Ended:			Percent Change From:
(unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Return on Average Equity	10.67%	10.76%	8.71%	-1%	22%
Return on Average Assets	0.96%	0.95%	0.81%	1%	18%
Net Interest Margin	4.58%	4.56%	4.37%	0%	5%
Efficiency Ratio	69.61%	81.37%	72.12%	-14%	-3%

AVERAGE BALANCES

	For the Three Months Ended:			Percent Change From:
(in $000’s, unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Average Assets	$1,121,712	$1,110,207	$982,156	1%	14%
Average Earning Assets	$1,033,170	$1,016,980	$895,149	2%	15%
Average Gross Loans & Leases	$727,522	$725,367	$656,603	0%	11%
Average Deposits	$925,993	$920,870	$824,714	1%	12%
Average Demand Deposits - Noninterest Bearing	$261,471	$294,109	$234,693	-11%	11%
Average Demand Deposits - Interest Bearing	$664,522	$626,761	$590,021	6%	13%
Average Interest Bearing Liabilities	$738,391	$898,372	$642,212	6%	15%
Average Equity	$100,922	$97,841	$91,025	3%	11%

(1)   As restated, see Note 2 in the Company’s Form 10-Q for the quarter ended March 31, 2005.

CONSOLIDATED BALANCE SHEET

	End of Period:			Percent Change From:
(in $000’s, unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
ASSETS
Cash and Due from Banks	$33,163	$33,646	$51,725	-1%	-38%
Fed Funds Sold	76,200	24,100	67,700	216%	13%
Investment Securities	225,082	232,809	204,705	-3%	10%
Loans Held for Sale	33,610	37,178	25,512	-10%	32%
Loans:
Real Estate-Mortgage	303,600	303,154	287,633	0%	5%
Real Estate-Land and Construction	129,631	118,290	101,389	10%	29%
Commercial Loans	293,488	300,452	275,536	-2%	7%
Consumer Loans	2,147	2,908	1,715	-26%	25%
Gross Loans	729,116	724,804	666,473	1%	9%
Deferred Loan Costs	754	726	517	4%	46%
Loans, Net or Deferred Costs	729,870	725,530	666,990	1%	9%
Allowance for Loan Losses	(11,249)	(12,497)	(12,114)	-10%	-7%
Net Loans	718,621	713,033	654,876	1%	10%
Premises & Equipment, Net	2,993	3,183	3,711	-6%	-19%
Accrued Interest Receivable and Other Assets	65,646	64,224	53,897	2%	22%
Total Assets	$1,155,315	$1,108,173	$1,062,126	4%	9%

LIABILITIES & SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Demand Deposits-Noninterest Bearing	$274,736	$277,451	$287,633	-1%	-4%
Demand Deposits-Interest Bearing	130,039	120,890	108,764	8%	20%
Savings/Money Market	361,060	357,318	340,212	1%	6%
Time Deposits, Under $100	37,829	38,295	39,724	-1%	-5%
Time Deposits, $100 and Over	158,859	124,581	108,652	28%	46%
Total Deposits	962,523	918,535	884,985	5%	9%
Other Borrowings	47,800	47,800	48,600	0%	-2%
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	0%	0%
Accrued interest Payable and Other Liabilities	19,468	19,557	11,657	0%	64%
Total Liabilities	1,053,493	1,009,594	969,144	4%	9%

Shareholders’ Equity:
Common Stock	69,919	67,216	65,396	3%	5%
Accumulated Other Comprehensive Income(Loss), Net of Taxes	(2,844)	(1,730)	1,000	64%	-384%
Retained Earnings	35,747	33,093	26,086	8%	34%
Total Shareholders’ Equity	101,822	96,579	92,982	3%	10%
Total Liabilities & Shareholders’ Equity	$1,155,315	$1,108,173	$1,062,126	4%	9%

CREDIT QUALITY DATA

	End of Period:			Percent Change From:
(in $000’s, unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Nonaccrual Loans	$3,450	$1,028	$4,171	236%	-17%
Over 90 Days Past Due and Still Accruing	287	302	630	-5%	-54%
Total Nonperforming Loans	3,737	1,330	4,801	181%	-22%
Other Real Estate Owned	0	0	0	N/A	N/A
Total Nonperforming Assets	$3,737	$1,330	$4,801	181%	-22%
Net Charge-offs/(Recoveries)	1,661	(531)	1,901	413%	-13%
Net Charge-offs/(Recoveries) as Percent of Average Loans	0.93%	-0.29%	1.16%	-421%	-20%
Allowance for Loan Losses to Total Loans	1.54%	1.72%	1.82%	-10%	-15%
Allowance for Loan Losses to Nonperforming Loans	301.02%	939.62%	252.32%	-68%	19%
Nonperforming Assets to Total Assets	0.32%	0.12%	0.45%	167%	29%
Nonperforming Loans to Total Loans	0.51%	0.18%	0.72%	183%	-29%

OTHER PERIOD-END STATISTICS

	End of Period:			Percent Change From:
(unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Shareholders Equity / Total Assets	8.81%	8.90%	8.75%	-1%	1%
Loan to Deposit Ratio	75.83%	78.99%	75.37%	-4%	1%
Non-Interest Bearing Deposits / Total Deposits	28.54%	30.21%	32.50%	-6%	-12%
Leverage Ratio	11.18%	10.87%	11.47%	3%	-3%

(1)  As restated, see Note 2 in the Company’s Form 10-K for the year ended December 31, 2004.

EXHIBIT C – Management’s Corrective Action Plan for Material Weakness Found in Review of Internal Controls Memo

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HERITAGE

BANK OF COMMERCE

Job Description

Job Title:	VP/Accounting Compliance Officer
Grade:	14
Incumbent:	Vivian Cusi
Department:	Finance
Reports To:	EVP/Chief Financial Officer
FLSA Status:	Exempt
Prepared By:	May Wong
Approved Date:	April 25, 2005

SUMMARY

The candidate will be responsible for the development, implementation and maintenance of Sarbanes Oxley compliance programs in order to minimize risk and potential penalties and/or costs associated with noncompliance. This includes extensive involvement in the documentation of processes, communication with employees at all levels, review of complex, non-routine accounting transactions and coordination with the firm engaged to implement Sarbanes Oxley.

ESSENTIAL DUTIES AND RESPONSIBILITIES include the following. Other duties may be assigned.

Assist in the development, implementation and monitoring of the SARBOX 404, regulatory and accounting rules.

Stay abreast of SOX and other regulatory requirements.

Coordinate with internal staff/management and external auditors to monitor the Bank’s compliance with SOX 404 requirements.

Be the owner and gatekeeper of SOX 404 database (FOCUS) containing the bank’s process, risk and controls documentation and liaise with Finance to ensure changes are timely identified and updated in the database.

Coordinate programs between IT and Finance.  Act as a technical expert for 404 compliance.

Recognize loopholes and gaps in the internal control system and be able to access their risk. Provide recommendations on on process improvements and monitor progress of implementation.

Lead and supervise SOX 404 testing of controls to support management’s assertion on operating effectiveness.

Develop and lead the process to prioritize, monitor and report remediation efforts.

Assist the Internal Audit in preparing presentations to the audit committee and management.

Assist in implementing future SOX 404 tool and roll out of management control self-assessment program.

Coordinate with policy and procedures owners to update and policy and procedures database/website ion a timely basis.

Develop ongoing controls and fraud monitoring

Develop other programs related to compliance with laws and regulations

Review all accounting and regulatory pronouncements

Perform other special projects as appropriate.

SUPERVISORY RESPONSIBILITIES

None

QUALIFICATIONS To perform this job successfully, an individual must be able to perform each essential duty satisfactorily. The requirements listed below are representative of the knowledge, skill, and/or ability required. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

EDUCATION and/or EXPERIENCE

Master’s degree (M. A.) or equivalent; and minimum 5 years of accounting and finance experience with public accounting or related experience and/or CPA license and training.

LANGUAGE SKILLS

Ability to read and interpret documents such as safety rules, operating and maintenance instructions and procedure manuals. Ability to write routine reports and correspondence. Ability to speak effectively before groups of customers or employees of organization.

MATHEMATICAL SKILLS

Ability to calculate figures and amounts such as discounts, interest, commissions, proportions, percentages, area, circumference and volume. Ability to apply concepts of basic algebra and geometry.

REASONING ABILITY

Ability to apply common sense understanding to carry out instructions furnished in written, verbal or diagram form. Ability to deal with with problems involving several concrete variables in standardized situations.

OTHER SKILLS, QUALIFICATIONS AND ABILITIES

Must have solid knowledge and experience with SOX 404 and prior experience in internal control assessment and operation auditing preferred.

Requirements also include strong analytical, technical and supervisory skills; good interpersonal, verbal and written communication skills; strong project management skills; and excellent organizational and planning skills. The ideal candidate will have unquestionable integrity and credibility, demonstrated high moral and ethical behavior, be highly motivated and proactive, detail-oriented and a team-player.  In this position, the ideal candidate must exercise good judgment and confidence in determining matters requiring Audit Committee or management attention.

CERTIFICATES, LICENSES, REGISTRATIONS

CPA license preferred.

PHYSICAL DEMANDS The physical demands described here are representative of those that must be met by an employee to successfully perform the essential functions of this job. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

While performing the duties of this job, the employee is regularly required to sit, use hands to finger, handle or feel, reach with hands and arms, talk and hear. The employee is occasionally required to stand and walk. The employee must occasionally lift and or move up to ten pounds. Specific vision abilities required by this job include close vision and an ability to adjust focus.

WORK ENVIRONMENT The work environment characteristics described here are representative of those an employee encounters while performing the essential functions of this job. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

The employee will be exposed to moderate noise as in office computers and printers.

Acknowledged by:

Signature of Employee	Date
accomp.jbx

EXHIBIT D – Form 8-K,  Filed March 15, 2005

Description

ITEM 4.02 (a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

ITEM 9.01 (a) Financial Statements and Exhibits

Exhibit 99.1 Financial Results Press Release March 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 15, 2005

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California		95113
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:  (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.02(a)      Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On March 15, 2005, Heritage Commerce Corp issued a press release announcing that management and the Board of Directors concluded that the Company’s financial statements for the years ended December 31, 2002, December 31, 2003, and the first three quarters in 2004 ending March 31, June 30 and September 30, should no longer be relied upon and should be restated as a result of accounting errors. The Company will restate those financial statements. The Company will restate its 2002 and 2003 annual financial statements that will be included in its Annual Report on Form 10-K for the year ended December 31, 2004, however these restatements are not considered by management to be material. The Company will amend its Form 10-Q for each of the first three quarters of 2004. The restatement of the financial statements for the first three quarters of 2004 will not materially impact the Company’s previously announced income for 2004.

 Restatement of previously issued financial statements to reflect the correction of error is a strong indicator of the existence of a material weakness in internal control over financial reporting as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.” In light of the determination that previously issued financial statements should be restated, management concluded that a material weakness existed in the Company’s internal control over financial reporting and disclosed this matter to the Audit Committee and the Company’s independent registered public accounting firm.

On March 15, 2005, management and the Audit Committee discussed the above-referenced accounting errors with the Board of Directors who concurred with management’s assessment that the Company’s previously issued audited consolidated financial statements for the years 2002 and 2003 and the unaudited interim financial statements for the quarters ended March 31, June 30 and September 30 in 2004 should be restated.  This conclusion was also discussed with the Company’s independent registered public accounting firm.

Because the Company’s Annual Report on Form 10K for the year ended December 31, 2004 is due on March 16, 2005, the Company’s Board of Directors approved the filing of a Form 12b-25 with the Securities and Exchange Commission for a fifteen day extension on the due date of the Form 10K in order to give management time to incorporate the correct accounting and to give the Audit Committee and the Board time to review the filing.

A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

ITEM 9.01             Financial Statements and Exhibits

(C)          Exhibits

99.1         Press Release dated March 15, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2005	Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press Release dated March 15, 2005

Exhibit 99.1

Heritage Commerce Corp Restates Financial Results

San Jose, CA — March 15, 2005.

Heritage Commerce Corp management and the Board of Directors have concluded that the Company’s financial statements for the years ended December 31, 2002, December 31, 2003, and the first three quarters in 2004 ending March 31, June 30 and September 30, should no longer be relied upon and should be restated as a result of accounting errors.  The Company will restate its 2002 and 2003 annual financial statements that will be included in its Annual Report on Form 10-K for the year ended December 31, 2004, however these restatements are not considered by management to be material. The Company will amend its Form 10-Q for each of the first three quarters of 2004. The restatement of the financial statements for the first three quarters of 2004 will not materially impact the Company’s previously announced income for 2004.  The restatements relate to three accounting errors that led to accounting changes in the periods being restated.

The first accounting error relates to an asset which the Company had previously accounted for as a direct financing lease and classified as a part of the loan portfolio.  Upon further review of the asset and the related management agreements, the Company has determined that the accounting it applied was incorrect and that the asset should have been accounted for as equipment subject to an operating lease and classified as an other asset. The asset was originally classified as an operating lease in 2002, and then due to an amendment to the agreement, it was moved to the loan portfolio in December 2003.  As a result of this error, the Company will restate its balance sheet for the fiscal year ended December 31, 2003, and its financial statements for the first three quarters of 2004.  The Company expects to restate its December 31, 2003 balance sheet in connection with the issuance of its 2004 financial statements when it files its Form 10-K for the year ended December 31, 2004.  The effect of the misclassification of the asset on the 2003 statements of income and cash flows was insignificant and those statements will not be restated for this error.  The Company will restate its 2004 interim financial statements and expects to file amendments to its Forms 10-Q for the first, second and third quarters of 2004, accordingly such interim financial statements should not be relied upon.

Because of timing differences related to the accounting for loans compared to the accounting for assets subject to operating leases, earnings in the first, second and third quarters of 2004 will differ from what had previously been reported in the interim financial statements.  The adjustments will reflect changes in loans, the allowance for loan and lease losses, the provision for loan losses, interest income, rental income, other assets – leased equipment, accrued interest receivable, other liabilities, equity, provision for income taxes, depreciation expense, accumulated depreciation and operating losses related to the impairment of other assets – leased equipment.

In the fourth quarter of 2004, prior to the identification of this error, the Company determined that this asset was impaired and recorded a bad debt provision to reduce the net carrying value of the asset to its estimated fair value.  The restatement for this error does not impact the asset’s estimated fair value, accordingly there is no change in the net recorded value of the asset at December 31, 2004 from the amounts reported in the Company’s press release dated February 3, 2005. The book value of the equipment subject to an operating lease related to this restatement is approximately $722,000 at December 31, 2004.

A second accounting error relates to how the Company accounted for its unconditional and legally binding delayed-equity contributions to low income housing partnerships.  The Company increased other assets and other liabilities $4,375,000 as of December 31, 2004, from the amounts previously reported in the February 3, 2005 press release, to record unconditional, legally binding delayed equity contributions to low income housing partnerships.  The Company will restate its balance sheet in relation to this error for the fiscal year ended December 31, 2003 when it files its Annual Report on Form 10-K.  This restatement is considered by management to be immaterial.  These changes had no effect on net income for 2003 and 2004.

A third accounting error relates to leased facilities.  On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles in the United States of America (“GAAP”).  In light of this letter, the Company’s management initiated a review of its accounting for leased facilities.  As a result of this review management has determined that it’s current methods of accounting for rent holidays were not consistent with GAAP. As a result, the Company will restate its 2003 and 2002 financial statements when it files its 2004 Annual Report on Form 10-K. These restatements are considered by management to be immaterial.   The after-tax effect of all the accounting adjustments for the year ended December 31, 2004 was to increase income by $19,000 and to reduce retained earnings by $342,000 from the amounts reported in the February 3, 2005 press release.  The after-tax income statement effect for years ended December 31, 2003 and 2002 was to reduce income by $6,000 and $23,000, respectively.

Unaudited summary financial statements reflecting the balance sheet and income statement changes for each reporting period are included at the end of this announcement.

Based on the definition of “material weakness” in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, restatement of financial statements in prior filings with the SEC is a strong indicator of the existence of a “material weakness” in the design or operation of internal control over financial reporting.  Based on that, management has concluded that a material weakness existed in the Company’s internal control over financial reporting.

The Company’s Board of Directors has discussed the restatement and the issues relating to the restatement along with the “material weakness” with the Company’s independent registered public accounting firm.  Due to this restatement, it is anticipated that the Company will file a Form 12b-25 with Securities and Exchange Commission requesting a 15 calendar day extension to file its 2004 Form 10-K Annual Report.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company’s control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company’s reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company’s press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENT

	For the Three Months Ended:								For theYear Ended:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(in $000’s, unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/04	12/31/04
Interest Income	$14,385	$14,330	$13,633	$13,563	$12,690	$12,617	$11,984	$11,907	$52,692	$52,417
Interest Expense	2,677	2,677	2,484	2,484	2,298	2,298	2,189	2,189	9,648	9,648
Net Interest Income	11,708	11,653	11,149	11,079	10,392	10,319	9,795	9,718	43,044	42,769
(Reversal of) Provision for Loan Losses	1,480	(726)	600	254	600	575	600	563	3,280	666
Net Interest Income after (Reversal of) Loan Loss Provision	10,228	12,379	10,549	10,825	9,792	9,744	9,195	9,155	39,764	42,103
Noninterest Income:
Gain on Sale of Loans	766	766	920	920	639	639	727	727	3,052	3,052
Servicing Income	643	643	616	616	561	561	505	505	2,325	2,325
Service Charges and Other Fees on Deposit Accounts	414	414	415	415	497	497	473	473	1,799	1,799
Appreciation of Company Owned Life Insurance	232	232	236	236	234	234	329	329	1,031	1,031
Equipment Leasing	—	136	—	245	—	245	—	245	—	871
Gain on Sale of Securities Available-For-Sale	—	—	—	—	264	264	212	212	476	476
Mortgage Brokerage Fees	—	—	19	19	30	30	119	119	168	168
Other	167	167	157	157	79	79	109	109	512	512
Total Noninterest Income	2,222	2,358	2,363	2,608	2,304	2,549	2,474	2,719	9,363	10,234
Noninterest Expense:
Salaries & Employee Benefits	4,277	4,277	4,301	4,301	5,456	5,456	4,720	4,720	18,754	18,754
Occupancy & Equipment	1,112	1,104	1,089	1,081	1,135	1,127	1,287	1,279	4,623	4,591
Other	3,576	6,020	3,499	3,749	4,325	4,575	2,705	2,971	14,105	17,315
Total Noninterest Expense	8,965	11,401	8,889	9,131	10,916	11,158	8,712	8,970	37,482	40,660
Income Before Taxes	3,485	3,336	4,023	4,302	1,180	1,135	2,957	2,904	11,645	11,677
Provision for Income Taxes	721	690	1,135	1,210	380	366	950	933	3,186	3,199
Net Income	$2,764	$2,646	2,888	$3,092	$800	$769	$2,007	$1,971	$8,459	$8,478

PER SHARE DATA

	For the Three Months Ended:								For theYear Ended:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/04	12/31/04
Basic Earnings Per Share	$0.23	$0.23	$0.25	$0.26	$0.07	$0.07	$0.18	$0.17	$0.73	$0.73
Diluted Earnings Per Share	$0.23	$0.23	$0.24	$0.26	$0.07	$0.06	$0.17	$0.16	$0.71	$0.71
Weighted Average Basic Shares Outstanding	11,645,202	11,645,202	11,621,963	11,621,963	11,543,552	11,543,552	11,375,388	11,375,388	11,559,155	11,559,155
Weighted Average Diluted Shares Outstanding	12,106,197	12,106,197	11,998,520	11,998,520	11,954,572	11,954,572	11,798,329	11,798,329	11,986,856	11,986,856
Common Shares Outstanding	11,669,837	11,669,837	11,657,865	11,657,865	11,596,491	11,596,491	11,495,008	11,495,008	11,669,837	11,669,837
Book Value Per Share	$8.48	$8.45	$8.29	$8.27	$7.83	$7.79	$8.12	$8.09	$8.48	$8.45
Tangible Book Value Per Share	$8.48	$8.45	$8.29	$8.27	$7.83	$7.79	$8.12	$8.09	$8.48	$8.45

KEY FINANCIAL RATIOS

	For the Three Months Ended:								For theYear Ended
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/04	12/31/04
Annualized Return on Average Equity	11.20%	10.76%	12.19%	13.10%	3.47%	3.35%	8.83%	8.71%	8.99%	9.04%
Annualized Return on Average Assets	1.00%	0.95%	1.05%	1.12%	0.30%	0.29%	0.82%	0.81%	0.80%	0.80%
Net Interest Margin	4.57%	4.56%	4.42%	4.41%	4.27%	4.26%	4.38%	4.37%	4.41%	4.40%
Efficiency Ratio	64.36%	81.37%	65.79%	66.71%	85.98%	86.71%	71.01%	72.12%	71.51%	76.71%

AVERAGE BALANCES

	For the Three Months Ended:								For theYear Ended:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(in $000’s, unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/04	12/31/04
Average Assets	$1,104,112	$1,110,207	$1,094,330	$1,100,807	$1,067,833	$1,070,735	$979,787	$982,156	$1,061,327	$1,065,795
Average Earning Assets	$1,020,308	$1,016,980	$1,003,903	$1,000,408	$979,039	$975,377	$898,992	$895,149	$975,815	$972,233
Average Gross Loans & Leases	$728,695	$725,367	$715,957	$712,462	$690,283	$686,621	$660,446	$656,603	$698,784	$695,202
Average Deposits	$920,870	$920,870	$917,476	$917,476	$892,206	$892,206	$824,714	$824,714	$889,039	$889,039
Average Demand Deposits - Noninterest Bearing	$294,109	$294,109	$288,096	$288,096	$283,460	$283,460	$234,693	$234,693	$275,192	$275,192
Average Demand Deposits - Interest Bearing	$626,761	$626,761	$629,380	$629,380	$608,746	$608,746	$590,021	$590,021	$613,847	$613,847
Average Interest Bearing Liabilities	$698,372	$698,372	$700,602	$700,602	$680,266	$680,266	$642,212	$642,212	$680,689	$680,689
Average Equity	$98,196	$97,841	$94,275	$93,920	$92,641	$92,286	$91,380	$91,025	$94,131	$93,775

CONSOLIDATED BALANCE SHEET

	End Of Period:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(in $000’s, unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/03	12/31/03
ASSETS
Cash and Due from Banks	$33,646	$33,646	$47,347	$47,347	$56,404	$56,404	$51,725	$51,725	$42,017	$42,017
Fed Funds Sold	24,100	24,100	5,800	5,800	13,800	13,800	67,700	67,700	72,200	72,200
Investment Securities	232,809	232,809	228,483	228,483	230,435	230,435	204,705	204,705	153,473	153,473
Loans Held For Sale	37,178	37,178	28,782	28,782	31,916	31,916	25,512	25,512	30,638	30,638
Loans:
Real Estate-Mortgage	303,154	303,154	301,249	301,249	290,956	290,956	287,833	287,833	276,908	276,908
Real Estate-Land and Construction	118,290	118,290	106,303	106,303	111,161	111,161	101,389	101,389	101,082	101,082
Commercial Loans	300,321	300,321	314,007	314,007	298,828	298,828	275,536	275,536	281,561	281,561
Direct Financing Lease	1,231	131	3,538	135	3,578	—	3,749	—	3,931	—
Consumer Loans	2,908	2,908	2,051	2,051	1,625	1,625	1,715	1,715	1,743	1,743
Gross Loans	725,904	724,804	727,148	723,745	706,148	702,570	670,222	666,473	665,225	661,294
Deferred Loan Costs	726	726	467	467	709	709	517	517	863	863
Loans, Net of Deferred Costs	726,630	725,530	727,615	724,212	706,857	703,279	670,739	666,990	666,088	662,157
Allowance for Loan Losses	(12,876)	(12,497)	(13,381)	(12,973)	(12,688)	(12,626)	(12,151)	(12,114)	(13,451)	(13,451)
Net Loans	713,754	713,033	714,234	711,239	694,169	690,653	658,588	654,876	652,637	648,706
Premises & Equipment, Net	3,183	3,183	3,489	3,489	3,641	3,641	3,711	3,711	4,034	4,034
Accrued Interest Receivable and Other Assets	57,555	64,224	54,197	62,898	53,022	64,184	48,782	53,897	48,202	54,914
Total Assets	$1,102,225	$1,108,173	$1,082,332	$1,088,038	$1,083,387	$1,091,033	$1,060,723	$1,062,126	$1,003,201	$1,005,982

LIABILITIES & SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Demand Deposits-Noninterest Bearing	$277,451	$277,451	$290,845	$290,845	$301,329	$301,329	$287,633	$287,633	$238,423	$238,423
Demand Deposits-Interest Bearing	120,890	120,890	115,911	115,911	111,282	111,282	108,764	108,764	105,260	105,260
Savings/Money Market	357,318	357,318	349,004	349,004	364,124	364,124	340,212	340,212	345,886	345,886
Time Deposits, Under $100	38,295	38,295	38,170	38,170	38,293	38,293	39,724	39,724	39,869	39,869
Time Deposits, $100 and Over	124,581	124,581	108,726	108,726	104,141	104,141	108,652	108,652	105,972	105,972
Total Deposits	918,535	918,535	902,656	902,656	919,169	919,169	884,985	884,985	835,410	835,410
Other Borrowings	47,800	47,800	47,800	47,800	39,800	39,800	48,600	48,600	43,600	43,600
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702
Accrued Interest Payable and Other Liabilities	13,267	19,557	11,539	17,469	9,897	17,971	10,057	11,857	10,643	13,785
Total Liabilities	1,003,304	1,009,594	985,697	991,627	992,568	1,000,642	967,344	969,144	913,355	916,497

Shareholders’ Equity:
Common Stock	67,216	67,216	66,235	66,235	65,656	65,656	65,396	65,396	64,791	64,791
Accumlated Other Comprehensive (Loss) Income, Net of Taxes	(1,730)	(1,730)	(271)	(271)	(2,620)	(2,620)	1,000	1,000	79	79
Retained Earnings	33,435	33,093	30,671	30,447	27,783	27,355	26,983	26,586	24,976	24,615
Total Shareholders’ Equity	98,921	98,579	96,635	96,411	90,819	90,391	93,379	92,982	89,846	89,485
Total Liabilities & Shareholders’ Equity	$1,102,225	$1,108,173	$1,082,332	$1,088,038	$1,083,387	$1,091,033	$1,060,723	$1,062,126	$1,003,201	$1,005,982

CREDIT QUALITY DATA

	End Of Period:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(in $000’s, unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/03	12/31/03
Nonaccrual Loans	$2,128	$1,028	$1,926	$1,926	$2,102	$2,102	$4,171	$4,171	$3,972	$3,972
Over 90 Days Past Due and Still Accruing	302	302	711	711	530	530	630	630	608	608
Total Nonperforming Loans	2,430	1,330	2,637	2,637	2,632	2,632	4,801	4,801	4,580	4,580
Other Real Estate Owned	—	—	—	—	—	—	—	—	—	—
Total Nonperforming Assets	$2,430	$1,330	$2,637	$2,637	$2,632	$2,632	$4,801	$4,801	$4,580	$4,580
Net (Recoveries) Charge-offs	$1,705	$(531)	$(94)	$(94)	$63	$63	$1,901	$1,901	$(12)	$(12)
Net (Recoveries) Charge-offs as Percent of Average Loans	0.93%	-0.29%	-0.05%	-0.05%	0.04%	0.04%	1.16%	1.16%	-0.01%	-0.01%
Allowance for Loan Losses to Total Loans	1.77%	1.72%	1.84%	1.79%	1.79%	1.80%	1.81%	1.82%	2.02%	2.03%
Allowance for Loan Losses to Nonperforming Loans	529.88%	939.62%	507.43%	491.96%	482.07%	479.71%	253.09%	252.32%	293.69%	293.69%
Nonperforming Assets to Total Assets	0.22%	0.12%	0.24%	0.24%	0.24%	0.24%	0.45%	0.45%	0.46%	0.46%
Nonperforming Loans to Total Loans	0.33%	0.18%	0.36%	0.36%	0.37%	0.37%	0.72%	0.72%	0.69%	0.69%

OTHER PERIOD-END STATISTICS

	End Of Period:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/03	12/31/03
Shareholders Equity / Total Assets	8.97%	8.90%	8.93%	8.86%	8.38%	8.28%	8.80%	8.75%	8.96%	8.90%
Loan to Deposit Ratio	79.11%	78.99%	80.61%	80.23%	76.90%	76.51%	75.79%	75.37%	79.73%	79.26%
Noninterest Bearing Deposits / Total Deposits	30.21%	30.21%	32.22%	32.22%	32.78%	32.78%	32.50%	32.50%	28.54%	28.54%
Leverage Ratio	10.96%	10.87%	10.72%	10.63%	10.67%	10.60%	11.54%	11.47%	11.17%	11.10%

CONSOLIDATED BALANCE SHEET

	End Of Period:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(in $000’s, unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/03	12/31/03
ASSETS
Cash and Due from Banks	$33,646	$33,646	$47,347	$47,347	$56,404	$56,404	$51,725	$51,725	$42,017	$42,017
Fed Funds Sold	24,100	24,100	5,800	5,800	13,800	13,800	67,700	67,700	72,200	72,200
Investment Securities	232,809	232,809	228,483	228,483	230,435	230,435	204,705	204,705	153,473	153,473
Loans Held For Sale	37,178	37,178	28,782	28,782	31,916	31,916	25,512	25,512	30,638	30,638
Loans:
Real Estate-Mortgage	303,154	303,154	301,249	301,249	290,956	290,956	287,833	287,833	276,908	276,908
Real Estate-Land and Construction	118,290	118,290	106,303	106,303	111,161	111,161	101,389	101,389	101,082	101,082
Commercial Loans	300,321	300,321	314,007	314,007	298,828	298,828	275,536	275,536	281,561	281,561
Direct Financing Lease	1,231	131	3,538	135	3,578	—	3,749	—	3,931	—
Consumer Loans	2,908	2,908	2,051	2,051	1,625	1,625	1,715	1,715	1,743	1,743
Gross Loans	725,904	724,804	727,148	723,745	706,148	702,570	670,222	666,473	665,225	661,294
Deferred Loan Costs	726	726	467	467	709	709	517	517	863	863
Loans, Net of Deferred Costs	726,630	725,530	727,615	724,212	706,857	703,279	670,739	666,990	666,088	662,157
Allowance for Loan Losses	(12,876)	(12,497)	(13,381)	(12,973)	(12,688)	(12,626)	(12,151)	(12,114)	(13,451)	(13,451)
Net Loans	713,754	713,033	714,234	711,239	694,169	690,653	658,588	654,876	652,637	648,706
Premises & Equipment, Net	3,183	3,183	3,489	3,489	3,641	3,641	3,711	3,711	4,034	4,034
Accrued Interest Receivable and Other Assets	57,555	64,224	54,197	62,898	53,022	64,184	48,782	53,897	48,202	54,914
Total Assets	$1,102,225	$1,108,173	$1,082,332	$1,088,038	$1,083,387	$1,091,033	$1,060,723	$1,062,126	$1,003,201	$1,005,982

LIABILITIES & SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Demand Deposits-Noninterest Bearing	$277,451	$277,451	$290,845	$290,845	$301,329	$301,329	$287,633	$287,633	$238,423	$238,423
Demand Deposits-Interest Bearing	120,890	120,890	115,911	115,911	111,282	111,282	108,764	108,764	105,260	105,260
Savings/Money Market	357,318	357,318	349,004	349,004	364,124	364,124	340,212	340,212	345,886	345,886
Time Deposits, Under $100	38,295	38,295	38,170	38,170	38,293	38,293	39,724	39,724	39,869	39,869
Time Deposits, $100 and Over	124,581	124,581	108,726	108,726	104,141	104,141	108,652	108,652	105,972	105,972
Total Deposits	918,535	918,535	902,656	902,656	919,169	919,169	884,985	884,985	835,410	835,410
Other Borrowings	47,800	47,800	47,800	47,800	39,800	39,800	48,600	48,600	43,600	43,600
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702
Accrued Interest Payable and Other Liabilities	13,267	19,557	11,539	17,469	9,897	17,971	10,057	11,857	10,643	13,785
Total Liabilities	1,003,304	1,009,594	985,697	991,627	992,568	1,000,642	967,344	969,144	913,355	916,497

Shareholders’ Equity:
Common Stock	67,216	67,216	66,235	66,235	65,656	65,656	65,396	65,396	64,791	64,791
Accumlated Other Comprehensive (Loss) Income, Net of Taxes	(1,730)	(1,730)	(271)	(271)	(2,620)	(2,620)	1,000	1,000	79	79
Retained Earnings	33,435	33,093	30,671	30,447	27,783	27,355	26,983	26,586	24,976	24,615
Total Shareholders’ Equity	98,921	98,579	96,635	96,411	90,819	90,391	93,379	92,982	89,846	89,485
Total Liabilities & Shareholders’ Equity	$1,102,225	$1,108,173	$1,082,332	$1,088,038	$1,083,387	$1,091,033	$1,060,723	$1,062,126	$1,003,201	$1,005,982

CREDIT QUALITY DATA

	End Of Period:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(in $000’s, unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/03	12/31/03
Nonaccrual Loans	$2,128	$1,028	$1,926	$1,926	$2,102	$2,102	$4,171	$4,171	$3,972	$3,972
Over 90 Days Past Due and Still Accruing	302	302	711	711	530	530	630	630	608	608
Total Nonperforming Loans	2,430	1,330	2,637	2,637	2,632	2,632	4,801	4,801	4,580	4,580
Other Real Estate Owned	—	—	—	—	—	—	—	—	—	—
Total Nonperforming Assets	$2,430	$1,330	$2,637	$2,637	$2,632	$2,632	$4,801	$4,801	$4,580	$4,580
Net (Recoveries) Charge-offs	$1,705	$(531)	$(94)	$(94)	$63	$63	$1,901	$1,901	$(12)	$(12)
Net (Recoveries) Charge-offs as Percent of Average Loans	0.93%	-0.29%	-0.05%	-0.05%	0.04%	0.04%	1.16%	1.16%	-0.01%	-0.01%
Allowance for Loan Losses to Total Loans	1.77%	1.72%	1.84%	1.79%	1.79%	1.80%	1.81%	1.82%	2.02%	2.03%
Allowance for Loan Losses to Nonperforming Loans	529.88%	939.62%	507.43%	491.96%	482.07%	479.71%	253.09%	252.32%	293.69%	293.69%
Nonperforming Assets to Total Assets	0.22%	0.12%	0.24%	0.24%	0.24%	0.24%	0.45%	0.45%	0.46%	0.46%
Nonperforming Loans to Total Loans	0.33%	0.18%	0.36%	0.36%	0.37%	0.37%	0.72%	0.72%	0.69%	0.69%

OTHER PERIOD-END STATISTICS

	End Of Period:
	As		As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
(unaudited)	12/31/04	12/31/04	09/30/04	09/30/04	06/30/04	06/30/04	03/31/04	03/31/04	12/31/03	12/31/03
Shareholders Equity / Total Assets	8.97%	8.90%	8.93%	8.86%	8.38%	8.28%	8.80%	8.75%	8.96%	8.90%
Loan to Deposit Ratio	79.11%	78.99%	80.61%	80.23%	76.90%	76.51%	75.79%	75.37%	79.73%	79.26%
Noninterest Bearing Deposits / Total Deposits	30.21%	30.21%	32.22%	32.22%	32.78%	32.78%	32.50%	32.50%	28.54%	28.54%
Leverage Ratio	10.96%	10.87%	10.72%	10.63%	10.67%	10.60%	11.54%	11.47%	11.17%	11.10%

EXHIBIT E – 4th Quarter 2004 Adjustment Journal Entries

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EXHIBIT F – Schedule of Written Communications between Management and Deloitte & Touche, LLP (“D&T”)

Description

D&T’s March 30, 2005 Report of December 31, 2004 Audit of Financial Statements

D&T’s March 30, 2005 Report from Audit of Management’s Assessment of Internal Control over Financial Reporting

D&T’s March 30, 2005 Letter involving Company’s Internal Control over Financial Reporting detailing Material Weaknesses or Significant Deficiencies

D&T’s March 30, 2005 Report of Company’s Internal Control over Financial Reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Heritage Commerce Corp:

We have audited the accompanying consolidated balance sheets of Heritage Commerce Corp and subsidiary (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Heritage Commerce Corp and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness.

/s/ Deloitte & Touche LLP

San Francisco, California
March 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Heritage Commerce Corp:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Heritage Commerce Corp and subsidiary (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management’s assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Because management’s assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management’s assessment and our audit of the Company’s internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in a more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The following material weakness has been identified and included in management’s assessment:  The Company did not design and implement controls over the selection and application of accounting policies for complex, non-routine transactions.  This material weakness resulted in restatements of the Company’s previously issued interim and annual consolidated financial statements as described in Note 2 to the consolidated financial statements.  Additionally, certain audit adjustments to the 2004 consolidated financial statements, which were not material individually, but which affected various financial statement line items, were necessary to present the financial statements in accordance with generally accepted accounting principles.  This deficiency was concluded to be a material weakness due to the actual misstatements identified, the potential for additional misstatements, and the lack of other mitigating controls to detect the misstatements.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2004 consolidated financial statements and this report does not affect our report on such consolidated financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have not examined and, accordingly, we do not express an opinion or any other form of assurance on management’s statement referring to compliance with laws and regulations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 30, 2005 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

San Francisco, California
March 30, 2005

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